
11007792

SEC Mail Processing
Section

AUG 23 2011

Washington, DC
110



CASTLE
BRANDS

2011 Annual Report


CASTLE
BRANDS

August 17, 2011

Dear Fellow Shareholder,

We are pleased to announce that we have made significant continued improvement in our business during our fiscal year ended March 31, 2011. During the year, we successfully executed on our core strategy by growing our key brands, expanding our portfolio and strengthening our distribution network. We expect these enhancements to have a positive long-term effect on our business and keep us on the path towards profitability.

For fiscal 2011, we reported a 16% increase in total case sales compared to the previous year. This growth is partially attributable to strong case sales of Gosling's Rum and Jefferson's Bourbons. Case sales also benefited from the addition of several new brands, which were integrated into our distribution network during the year. Overall, total revenue for fiscal 2011 increased by 12% to $32.0 million, from total revenue of $28.5 million in fiscal 2010.

This momentum continues to drive growth as we improved our operating results compared to previous years. EBITDA, as adjusted, for fiscal 2011 improved to a loss of $4.0 million, compared to a loss of $5.0 million for fiscal 2010. Fiscal 2011 EBITDA, as adjusted, includes a $0.7 million loss associated with the start up of our new fine wine division. This improvement in EBITDA, as adjusted, follows a strategic revamping of our fixed costs. We also implemented a new sales and marketing approach primarily focused on creating more demand in the U.S. market, which offers higher average revenue per case as well as higher margin sales than international markets.

The addition of premium brands is a key factor of our growth strategy and we are pleased with the progress we made in fiscal 2011. During the year, we successfully launched two new brands, Travis Hasse's Apple Pie and Cherry Pie Liqueurs and A. de Fussigny Cognac, each of which have received strong consumer acceptance. The strength of the Gosling's brand enables us to launch brand extensions, such as Gosling's Rum Swizzle, launched in fiscal 2011 and the Dark and Stormy ® pre-mixed cocktail, which we will be launching in fiscal 2012.

During fiscal 2011, we entered into a new agreement with Pallini Internazionale S.r.l.,extending our rights for the importation and distribution of Pallini brand products. The new agreement, which includes automatic, successive five-year renewals based on certain volume targets, is a strong indication of the value of our distribution capabilities to existing and potential future partners. We intend to leverage our capabilities as we continue to attract new brands and opportunities to our portfolio.

As part of our launch of Travis Hasse's Apple Pie and Cherry Pie Liqueurs, we aligned ourselves with Drink Pie, LLC. This partnership allows us to manage the manufacturing and marketing of Travis Hasse's Original Apple Pie Liqueur, Cherry Pie Liqueur and any future line extensions of the brand. It is important to note that we have the global distribution rights for this brand and will acquire an increasing stake in the brand's value as volume increases.

We also we entered into an exclusive distribution agreement with A. de Fussigny Cognac during the year, further indication of the value of our capabilities in U.S. market. Renowned for the quality of its products and its reputation as the only producer with an operating distillery in the historical center of the town of Cognac, A. de Fussigny is a super premium brand that takes a fresh approach to the cognac market. With its unique selection of single district and rare vintage cognacs, Fussigny is well positioned to capitalize on the market demand for high quality cognac in the U.S. market.

In June 2011, we completed a $7.1 million private placement of our Series A Convertible Preferred Stock. In addition to raising $3.1 million in new capital, the placement includes, subject to shareholder approval, the conversion of $4.0 million of our existing debt. Besides significantly improving our balance sheet, the capital raise, which includes new investors, current investors, board members and executives, is a clear indication of the continued support of, and belief in, our growth prospects and future value of our Company.

In addition, the new equity and the debt conversion position us to put a traditional working capital credit facility in place. Such a credit facility would give us greater financial flexibility to take advantage of opportunities as they present themselves. We are in negotiations with an established asset based lender and hope to announce initiation of a facility shortly.

As we look ahead, we remain focused on maintaining this momentum in our business and reaching our goal of achieving profitability. Our strategy to improve productivity, add new brands to our portfolio and invest in our growth priorities has proven to be extremely effective, and we will continue to implement these objectives in the coming year.

Thank you for your ongoing support.

Sincerely,





Mark E. Andrews, III
Chairman of the Board

Richard J. Lampen
President and Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2011
or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 001-32849

Castle Brands Inc.
(Exact name of registrant as specified in its charter)

Florida (State or other jurisdiction of incorporation or organization)	**41-2103550** (I.R.S. Employer Identification No.)
122 East 42nd Street, Suite 4700 **New York, New York** (Address of principal executive offices)	**10168** (Zip Code)

Registrant's telephone number, including area code (646) 356-0200

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common stock, $0.01 par value	NYSE Amex

Securities registered pursuant to Section 12(g) of the Act:

None.

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark whether the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 229.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

☐ Large accelerated filer	☐ Accelerated filer
☐ Non-accelerated filer	☒ Smaller reporting company

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the registrant's common stock held by non-affiliates of the registrant based on the September 30, 2010 closing price was approximately $15,175,000 based on the closing price per share as reported on the NYSE Amex on such date. The registrant had 107,202,145 shares of common stock outstanding at June 28, 2011.

DOCUMENTS INCORPORATED BY REFERENCE

Part III (Items 10, 11, 12, 13 and 14) of this annual report on Form 10-K is incorporated by reference from the definitive Proxy Statement for the 2011 Annual Meeting of Shareholders to be filed with the Securities and Exchange Commission no later than 120 days after the end of the registrant's fiscal year covered by this report.

CASTLE BRANDS INC.
FORM 10-K

TABLE OF CONTENTS

[This page intentionally left blank.]

PART I

Item 1. Business

Overview

We develop and market premium brands in the following beverage alcohol categories: rum, whiskey, liqueurs, vodka, tequila and wine. We distribute our products in all 50 U.S. states and the District of Columbia, in twelve primary international markets, including Ireland, Great Britain, Northern Ireland, Germany, Canada, Bulgaria, France, Russia, Finland, Norway, Sweden, China and the Duty Free markets, and in a number of other countries in continental Europe and Latin America. We market the following brands, among others, Gosling's Rum®, Jefferson's®, Jefferson's Reserve® and Jefferson's Presidential Select ™ bourbons, Clontarf® Irish whiskey, Pallini® liqueurs, Boru® vodka, Knappogue Castle Whiskey®, Tierr as ™ tequila, Travis Hasse's Original® Pie Liqueurs, A. de Fussigny® Cognacs and Betts & Scholl™ wines, including the CC:™ line of wines.

Effective as of February 9, 2010, we completed a reincorporation transaction under which Castle Brands Inc., a Delaware corporation ("Castle Delaware"), merged with and into Castle Brands (Florida) Inc., a Florida corporation and wholly-owned subsidiary of Castle Delaware ("Castle Florida"), with Castle Florida being the surviving entity and being renamed Castle Brands Inc. As a result of the reincorporation, the legal domicile of the surviving entity is now the State of Florida. In the reincorporation, each outstanding share of Castle Delaware common stock, par value $0.01 per share, was converted into one share of Castle Florida common stock, par value $0.01 per share.

Castle Florida was incorporated in Florida in 2009 and is the successor to Castle Delaware, which was incorporated in Delaware in 2003.

Our brands

We market the premium brands listed below.

Gosling's rum. We are the exclusive U.S. distributor for Gosling's rums, including Gosling's Black Seal Dark Rum, Gosling's Gold Bermuda Rum and Gosling's Old Rum. The Gosling family produces these rums in Bermuda, where Gosling's rums have been under continuous production and ownership by the Gosling family for over 200 years. We hold a 60% controlling interest in Gosling-Castle Partners, Inc., a global export venture between us and the Gosling family. Gosling-Castle Partners has the exclusive long-term export and distribution rights for the Gosling's rum products for all countries other than Bermuda. The Gosling's rum brands accounted for approximately 34% and 32% of our revenues for our 2011 and 2010 fiscal years, respectively. We have also introduced Gosling's Stormy Ginger Beer, an essential non-alcoholic ingredient in Gosling's trademarked Dark 'n Stormy® rum cocktail, and Gosling's Rum Swizzle, the famous Bermuda classic made with both Gosling's Black Seal Rum and Gosling's Gold Bermuda Rum along with a blend of island flavors that include pineapple and orange.

Jefferson's bourbons. We develop and market three premium, very small batch bourbons: Jefferson's, Jefferson's Reserve and Jefferson's Presidential Select. Each of these three distinct premium Kentucky bourbons, is blended in batches of eight to twelve barrels to produce specific flavor profiles.

Clontarf Irish whiskeys. Our family of Clontarf Irish whiskeys currently represents a majority of our case sales of Irish whiskey. Clontarf, an accessible and smooth premium Irish whiskey, is distilled using quality grains and pure Irish spring water. Clontarf is then aged in bourbon barrels and mellowed through Irish oak charcoal. Clontarf is available in single malt and classic versions.

Knappogue Castle Whiskey. We developed our Knappogue Castle Whiskey, a single malt Irish whiskey to build on both the popularity of single malt Scotch whisky and the growth in the Irish whiskey category. Knappogue Castle Whiskey is distilled in pot stills using malted barley and is aged twelve years.

Knappogue Castle 1951. Knappogue Castle 1951 is a pure pot-still whiskey that was distilled in 1951 and then aged for 36 years in sherry casks. The name comes from an Irish castle, formerly owned by Mark Edwin Andrews, the originator of the brand and the father of Mark Andrews, our chairman.

Pallini liqueurs. We have the long-term exclusive U.S. distribution rights (excluding duty free sales) for Pallini Limoncello and its related brand extensions. Pallini Limoncello is a premium lemon liqueur, which is served iced cold, on the rocks or as an ingredient in a wide variety of drinks, ranging from martinis to iced tea. It is also used in cooking, particularly for pastries and cakes. Pallini Limoncello is crafted from an authentic family recipe. It is made with Italy's finest Sfusato Amalfitano lemons that are hand-selected for optimal freshness and flavor. There are two other flavor extensions of this Italian liqueur: Pallini Peachcello made with white peaches, and Pallini Raspicello, made from a combination of raspberries and other berries.

Brady's Irish cream liqueurs. Brady's Irish Cream, a high quality Irish cream, is made in small batches using Irish whiskey, dairy fresh cream and natural flavors. We have also introduced Brady's Chocolate Mint Irish Cream.

Boru vodka. Boru vodka, a premium vodka produced in Ireland, was developed in 1998 and is named after the legendary High King of Ireland, Brian Boru, who united the Irish clans and drove foreign invaders out of Ireland. It is five-times distilled using pure spring water for smoothness and filtered through ten feet of charcoal made from Irish oak for increased purity. We offer five flavor extensions of Boru vodka: Boru Citrus, Boru Orange, Boru Cherry, Boru Grape and Boru Crazzberry (a cranberry/raspberry flavor fusion).

Tierras tequila. In 2009, we launched an organic, super-premium tequila, "Tequila Tierras Autenticas de Jalisco"™ or "Tierras". Tierras is a USDA certified organic tequila and is available as blanco, reposado and añejo. We are the exclusive U.S. importer and marketer of Tierras.

Celtic Crossing liqueur. We have the exclusive worldwide distribution rights for Celtic Crossing, a premium brand of Irish liqueur that is a unique combination of Irish spirits, cognac and a taste of honey. We have a 60% ownership interest in Celtic Crossing in the United States, Canada, Mexico, Puerto Rico and the islands between North and South America. Gaelic Heritage Corporation Limited, an affiliate of one of our bottlers, has the exclusive rights to produce and supply us with Celtic Crossing. In 2011, we will be re-launching this Celtic Crossing as a wholly owned brand, Celtic Honey.

Travis Hasse's Original Pie Liqueurs. We are the exclusive global distributor for Travis Hasse's Original Pie Liqueurs, including Travis Hasse's Original Apple Pie Liqueur, a blend of various types of apples, spices and cinnamon, and Travis Hasse's Original Cherry Pie Liqueur, a cherry-pie-filling flavor from the marriage of maraschino cherries and a hint of vanilla. We have a 20% interest in DP Castle Partners, LLC, a joint venture formed with Travis Hasse and his wholly owned Drink Pie, LLC to manage the manufacturing and marketing of Travis Hasse's Original Apple Pie Liqueur, Cherry Pie Liqueur and any future line extensions of the brand. Under the terms of the agreement, we will acquire an increasing stake in the brand based on achievi ng certain case sale targets.

A. de Fussigny Cognacs. We are the exclusive U.S. importer for A. de Fussigny Cognacs, a range of premium cognacs. A. de Fussigny Cognacs include XO, Superieur and Selection. A. de Fussigny Cognacs are the only cognacs still distilled, aged and bottled entirely in Cognac.

Betts & Scholl and cc: wines . Betts & Scholl is a family of fine wines that includes Grenache, Shiraz and Riesling from Australia, Syrah from California, and Hermitage Blanc and Rouge from France. Each bottle of Betts & Scholl features the artwork of internationally renowned contemporary artists. In 2010, we introduced the cc: line of wines, including California Cabernet and Chardonnay.

Our strategy

Our objective is to continue building a distinctive portfolio of global premium spirits and fine wine brands as we move towards profitability. To achieve this, we continue to seek to:

- ***increase revenues from our more profitable brands.*** We have focused, and continue to focus, our distribution relationships, sales expertise and targeted marketing activities on our more profitable brands;

- ***improve value chain and manage cost structure.*** We have undergone a comprehensive review and analysis of our supply chains and cost structures both on a company-wide and brand-by-brand basis. This included personnel reductions throughout our company; restructuring our international distribution system; controlling inventory levels; changing distributor relationships in certain markets; moving production of certain products to a lower cost facility in the U.S.; and reducing general and administrative costs. We continue to review costs and seek to further reduce expense; and

- ***selectively add new premium brands to our portfolio.*** We intend to continue developing new brands and pursuing strategic relationships, joint ventures and acquisitions to selectively expand our premium spirits and fine wine portfolio, particularly by capitalizing on and expanding our already demonstrated partnering capabilities. Our criteria for new brands focuses on underserved areas of the beverage alcohol marketplace, while examining the potential for direct financial contribution to our company and the potential for future growth based on development and maturation of agency brands. We will evaluate future acquisitions and agency relationships on the basis of their potential to be immediately accretive and their potential contributions to our objectives of becoming profitable and further expanding our product offerings. We expect that fu ture acquisitions, if consummated, would involve some combination of cash, debt and the issuance of our stock.

Production and supply

There are several steps in the production and supply process for beverage alcohol products. First, all of our spirits products are distilled. This is a multi-stage process that converts basic ingredients, such as grain, sugar cane or agave, into alcohol. Next, the alcohol is processed and/or aged in various ways depending on the requirements of the specific brand. For our vodka, this processing is designed to remove all other chemicals, so that the resulting liquid will be odorless and colorless, and have a smooth quality with minimal harshness. Achieving a high level of purity involves a series of distillations and filtration processes.

For our flavored vodkas and all of our other spirits brands, rather than removing flavor, various complex flavor profiles are achieved through one or more of the following techniques: infusion of fruit, addition of various flavoring substances, and, in the case of rums, whiskeys and cognacs, aging of the brands in various types of casks for extended periods of time and the blending of several rums, whiskeys or cognacs to achieve a unique flavor profile for each brand. For our wines we work with specific growers and winemakers to produce proprietary expressions of wine from prestigious appellations. After the distillation, purification and flavoring processes are completed, the various liquids are bottled. This involves several important stages, including bottle and label design and procurement, fil ling of the bottles and packaging the bottles in various configurations for shipment.

We do not have significant investments in grape contracts, wine making, distillation, bottling or other production facilities or equipment. Instead, we have entered into relationships with several companies to provide those services to us. We believe that these types of arrangements allow us to avoid committing significant amounts of capital to fixed assets and permit us to have the flexibility to meet growing sales levels by dealing with companies whose capacity significantly exceeds our current needs. These relationships vary on a brand-by-brand basis as discussed below. As part of our ongoing cost-containment efforts, we intend to continue to review each of our business relationships to determine if we can increase the efficiency of our operations.

Gosling's rum

Gosling's rums have been produced by the Gosling's family in Hamilton, Bermuda for over 200 years and, under our distribution arrangements with Gosling's Export (Bermuda) Limited, ("Gosling's Export"), they have retained the right to act as the sole supplier to Gosling-Castle Partners Inc. with respect to our Gosling's rum requirements. Gosling's sources its rums in the Caribbean and transports them to Bermuda where they are blended according to proprietary recipes. The rums are then sent to Heaven Hill Distilleries, Inc.'s plant in Bardstown, Kentucky where they are bottled, packaged, stored and shipped to our third-party warehouse. In 2007, Gosling's increased its blending and storage facilities in Bermuda to accommodate our supply needs for the foreseeable future. We believe He aven Hill has ample capacity to meet our projected supply needs. See "Strategic brand-partner relationships."

Knappogue Castle and Clontarf Irish whiskeys

In 2005, we entered into a long-term supply agreement with Irish Distillers Limited, a subsidiary of Pernod Ricard, under which it has agreed to supply us with the aged single malt and grain whiskeys used in our Knappogue Castle Whiskey, a Knappogue Castle Whiskey blend we may produce in the future and all of our Clontarf Irish whiskey products. The supply agreement provides for Irish Distillers to meet our running ten-year estimate of supply needs for these products, each of which is produced to a flavor profile prescribed by us. At the beginning of each year of the agreement, we must specify our supply needs for each product for that year, which amounts we are then obligated to purchase over the course of that year. These amounts may not exceed the annual amounts set forth in the running ten-year estimate unless approved by Irish Disti llers. The agreement provides for fixed prices for the whiskeys used in each product, with escalations based on certain cost increases. The whiskeys are then sent to Terra Limited ("Terra") in Baileyboro, Ireland, where they are bottled in bottles we designed and packaged for shipment. We believe that both Terra, which also acts as bottler for certain of our Boru vodka and as producer and bottler of our Brady's Irish cream (and as bottler for Celtic Crossing, which is supplied to us by one of Terra's affiliates), has sufficient bottling capacity to meet our current needs, and both Terra and Irish Distillers have the capacity to meet our future supply needs.

Terra provides intake, storage, sampling, testing, filtering, filling, capping and labeling of bottles, case packing, warehousing and loading and inventory control for our Boru vodkas and our Knappogue Castle and Clontarf Irish whiskeys at prices that are adjusted annually by mutual agreement based on changes in raw materials and consumer price indexes increases up to 3.5% per annum. This agreement also provides for maintenance of product specifications and minimum processing procedures, including compliance with applicable food and alcohol regulations and maintenance, storage and stock control of all raw products and finished products delivered to Terra. Terra holds all alcohol on its premises under its customs and excise bond. Our bottling and services agreement with Terra will expire on June 30, 2011. We expect to continue to operate under the terms of the expiring contract as we negotiate a new agreement with Terra. We believe we could obtain alternative sources of bottling and services if we are unable to renew the existing Terra contract.

Jefferson's bourbons

Jefferson's and Jefferson's Presidential Select bourbons are bottled for us by Lawrenceburg Distillers, Inc., which we refer to as LDI, in Lawrenceburg, Indiana, from our stocks of aged bourbon. Jefferson's Reserve bourbons are produced and bottled for us by Kentucky Bourbon Distillers in Bardstown, Kentucky. Kentucky Bourbon Distillers sold barrels of aged bourbon to us, from which we blended no more than eight to twelve barrels to produce specific flavor profiles of each of our bourbon products. Kentucky Bourbon Distillers then bottled the bourbons in bottles designed and decorated for us through third party suppliers. Bourbon has been in short supply in the United States in recent years, and we have been actively seeking alternate sourcing for future supply. In December 2009, in order to bolster our bourbon supp ly, we acquired a rare stock of aged bourbon which will supply our currently forecasted supply needs for Jefferson's and Jefferson's Reserve.

Pallini liqueurs

I.L.A.R. S.p.A./Pallini Internazionale ("I.L.A.R."), an Italian company based in Rome and owned since 1875 by the Pallini family, produces Pallini Limoncello, Raspicello and Peachcello. I.L.A.R. makes their Limoncello using Sfusato Amalfitano lemons in a proprietary infusion process. I.L.A.R. also produces Pallini Peachcello, using white peaches and Pallini Raspicello, using a combination of raspberries and other berries. I.L.A.R. bottles the liqueurs at its plant in Rome and ships them to us under our long-term exclusive U.S. marketing and distribution agreement. We believe that I.L.A.R. has adequate facilities to produce and bottle sufficient Limoncello, Peachcello and Raspicello to meet our foreseeable needs. See "Strategic brand-partner relationships."

Boru vodka

We have a supply agreement with Royal Nedalco B.V., a leading European producer of grain neutral spirits, to provide us with the distilled alcohol used in our Boru vodka. The supply agreement provides for Royal Nedalco to produce natural spirit for us with specified levels of alcohol content pursuant to specifications set forth in the agreement and at specified prices through its expiration in December 2011, in quantities designated by us. We believe that Royal Nedalco has sufficient distilling capacity to meet our needs for Boru vodka for the foreseeable future. In the event that we do not renew the Royal Nedalco agreement, we believe that we will be able to obtain grain neutral spirits from another supplier.

The five-times distilled alcohol is delivered from Royal Nedalco to the bottling premises at Terra, where it is filtered in several proprietary ways, pure water is added to achieve the desired proof, and, in the case of the citrus, orange, cherry, grape and Crazzberry versions of Boru vodka, flavorings are added. Depending on the size of the bottle, Boru vodka is then either bottled at Terra or shipped in bulk to the United States and bottled at LDI, where we bottle certain sizes for the U.S. market. We believe that both Terra and LDI have sufficient bottling capacity to meet our current needs, and both have the capacity to meet our future supply needs.

Brady's Irish cream

Brady's Irish cream is produced for us by Terra. Fresh cream is combined with Irish whiskey, grain neutral spirits and various flavorings to our specifications, and then bottled by Terra in bottles designed for us. We believe that Terra has the capacity to meet our foreseeable supply needs for this brand.

Celtic Crossing liqueur

We have exclusive worldwide distribution rights to the Celtic Crossing brand of Irish liqueur and a 60% ownership interest in the Celtic Crossing brand in the United States, Canada, Mexico, Puerto Rico and the islands between North and South America. Gaelic Heritage Corporation Limited, an affiliate of Terra, has a contractual right to act as the sole supplier to us of Celtic Crossing. Gaelic Heritage mixes the ingredients comprising Celtic Crossing using a proprietary formula and then Terra bottles it for them in bottles designed for us. We believe that the necessary ingredients are available to Gaelic Heritage in sufficient supply and that Terra's bottling capacity is currently adequate to meet our projected supply needs. See "Strategic brand-partner relationships."

Tierras tequila

Tierras Tequila Autenticas de Jalisco or "Tierras" is being produced for us in Mexico by Autentica Tequilera S.A. de C.V. Autentica Tequilera currently sources organic agave from third-parties, and together with its affiliates is in the process of cultivating its own supply of organic agave. Autentica Tequilera distills and bottles the tequila at its facility in the Jalisco region of Mexico. Tierras is available as blanco, reposado and añejo. The blanco is unaged, the reposado is aged in oak barrels at the distillery for up to one year, and the añejo is aged in oak barrels at the distillery for at least one year. We believe that, given the ability of Autentica Tequilera to purchase organic agave and its anticipated cultivation of organic agave, that Autentica Tequilera has sufficient capacity to meet our foreseeable supply needs for this brand.

Travis Hasse's Original Pie Liqueurs

Travis Hasse's Original Pie Liqueurs are produced for us by Temperance Distilling Company ("Temperance") in Temperance, Michigan. Various flavorings are combined with grain neutral spirits to our specifications, and then bottled by Temperance in bottles designed for us. We believe that Temperance has the capacity to meet our foreseeable supply needs for this brand.

A. de Fussigny Cognacs

We are the exclusive U.S. distributor for A. de Fussigny Cognacs, a range of exceptional cognacs. Fussigny Cognacs include XO, Superieur and Selection. The A. de Fussigny Cognacs are produced for us by A. de Fussigny Cognacs, the only cognac producer located entirely in Cognac. We believe that A. de Fussigny Cognacs has sufficient capacity to meet our foreseeable supply needs for this brand.

Betts & Scholl and cc: wines

The Betts and Scholl wines are produced for us by well regarded winemakers in the Barossa Valley in Australia and Hermitage, France. In Australia, we work with Rusden Wines to produce the OG, Chronique and Black Betty wines. In France, the winemaker Jean-Louis Chave produces, blends and bottles our Red and White Hermitage wines. The cc: wines are being produced for us by well regarded winemakers in Napa Valley, California. Although we do not have formal agreements with theses parties, we believe that our relationships with them are strong enough and that the availability of wine is such that these producers will be able to provide a sufficient quantity of wine to fulfill our requirements into the foreseeable future.

Distribution network

We believe that one of our strengths is the distribution network that we have developed with our sales team and our independent distributors and brokers. We currently have distribution and brokerage relationships with third-party distributors in all 50 U.S. states, as well as material distribution arrangements in approximately 20 other countries.

U.S. distribution

Background. Importers of beverage alcohol in the United States must sell their products through a three-tier distribution system. Typically, an imported brand is first sold to a U.S. importer, who then sells it to a network of distributors, or wholesalers, covering the United States, in either "open" states or "control" states. In the 32 open states, the distributors are generally large, privately-held companies. In the 18 control states, the states themselves function as the distributor, and regulate suppliers such as us. The distributors and wholesalers in turn sell to individual retailers, such as liquor stores, restaurants, bars, supermarkets and other outlets licensed to sell beverage alcohol. In larger states such as New York, more t han one distributor may handle a brand in separate geographical areas. In control states, importers sell their products directly to state liquor authorities, which distribute the products and either operate retail outlets or license the retail sales function to private companies, while maintaining strict control over pricing and profit.

The U.S. wine and spirits industry has consolidated dramatically over the last ten years due to merger and acquisition activity. There are currently six major spirits companies, each of which own and operate their own importing businesses. All companies, including these large companies, are required by law to sell their products through wholesale distributors in the United States. The major companies are exerting increasing influence over the regional distributors and as a result, it has become more difficult for smaller companies to get their products recognized by the distributors. We believe our established distribution network in all 50 states allows us to overcome a significant barrier to entry in the U.S. beverage alcohol market and enhances our attractiveness as a strategic partner for smaller companies lacking comparable distribu tion.

For fiscal 2011, our U.S. sales represented approximately 88.0% of our revenues, and we expect them to grow as a percentage of our total sales in the future. See note 17 to our accompanying consolidated financial statements.

Importation. We currently hold the federal importer and wholesaler license required by the Alcohol and Tobacco Tax and Trade Bureau of the U.S. Treasury Department, and the requisite state license in all 50 states and the District of Columbia.

Our inventory is strategically maintained in large bonded warehouses and shipped nationally by an extensive network of licensed and bonded carriers.

Until February 2010, we used a New York-based nationally licensed importer, to coordinate the importing and industry compliance required for the sales of our products across the United States. Since March 2010, we have been acting as our own importer as it is more economical than using a third party.

Wholesalers and distributors. In the United States, we are required by law to use state-licensed distributors or, in the control states, state-owned agencies performing this function, to sell our brands to retail outlets. As a result, we depend on distributors for sales, for product placement and for retail store penetration. We currently have no distribution agreements or minimum sales requirements with any of our U.S. alcohol distributors, and they are under no obligation to place our products or market our brands. All of the distributors also distribute our competitors' products and brands. As a result, we must foster and maintain our relationships with our distributors. Through our internal sales team, we have established relationships for our brands wi th wholesale distributors in each state, and our products are currently sold in the United States by approximately 80 wholesale distributors, as well as by various state beverage alcohol control agencies.

International distribution

In our foreign markets, most countries permit sales directly from the brand owner to retail establishments, including liquor stores, chain stores, restaurants and pubs, without requiring that sales go through a wholesaler tier. In our international markets, we rely primarily on established spirits distributors in much the same way as we do in the United States. We use Terra to handle the billing, inventory and shipping for us for some products in certain of our non-U.S. markets.

As in the United States, the beverage alcohol industry has undergone consolidation internationally, with considerable realignment of brands and brand ownership. The number of major spirits companies internationally has been reduced significantly due to mergers and brand ownership consolidation. While there are still a substantial number of companies owning one or more brands, most business is now done by the six major companies, each of whom owns and operates its own distribution company in the major international markets. These captive distribution companies focus primarily on the brands of the companies that own them.

Even though we do not utilize the direct route to market in our international operations, we do not believe that we are at a significant disadvantage, because the local importers/distributors typically have established relationships with the retail accounts and are able to provide extensive customer service, in store merchandising and on premise promotions. Also, even though we must compensate our wholesalers and distributors in each market in which we sell our brands, we are, as a result of using these distributors, still able to benefit from substantially lower infrastructure costs and centralized billing and collection.

Our primary international markets are Ireland, Great Britain, Northern Ireland, Germany, Canada, France, Italy, Sweden and the Duty Free markets. We also have sales in other countries in continental Europe, Latin America, the Caribbean and Asia. For fiscal 2011, non-U.S. sales represented 12.0% of our revenues. See note 17 to our accompanying consolidated financial statements.

Significant customers

Sales to one distributor, Southern Wine and Spirits and related entities, accounted for approximately 28.6% of our consolidated revenues for fiscal 2011.

Our sales team

While we currently expect more rapid growth in the United States, our primary market, international markets hold potential for future growth and are part of our global strategy. We have realigned our international strategy on a market-by-market basis to strengthen our distributor relationships, optimize our sales team and effectively focus our financial resources.

We currently have a total sales force of 15 people, including six regional U.S. sales managers with an average of over 15 years of industry experience with premium beverage alcohol brands.

Our sales personnel are engaged in the day-to-day management of our distributors, which includes setting quotas, coordinating promotional plans for our brands, maintaining adequate levels of stock, brand education and training and sales calls with distributor personnel. Our sales team also maintains relationships with key retail customers through independent sales calls. They also schedule promotional events, create local brand promotion plans, host in-store tastings where permitted and provide wait staff and bartender training and education for our brands.

Advertising, marketing and promotion

To build our brands, we must effectively communicate with three distinct audiences: our distributors, the retail trade and the end consumer. Advertising, marketing and promotional activities help to establish and reinforce the image of our brands in our efforts to build substantial brand value. We believe our execution of disciplined and strategic branding and marketing campaigns will continue to drive our future sales.

We employ full-time, in-house marketing, sales and customer service personnel who work together with third party design and advertising firms to maintain a high degree of focus on each of our product categories and build brand awareness through innovative marketing activities. We use a range of marketing strategies and tactics to build brand equity and increase sales, including consumer and trade advertising, price promotions, point-of-sale materials, event sponsorship, in-store and on-premise promotions and public relations, as well as a variety of other traditional and non-traditional marketing techniques to support our brands.

Besides traditional advertising, we also employ three other marketing methods to support our brands: public relations, event sponsorships and tastings. Our significant U.S. public relations efforts have helped gain editorial coverage for our brands, which increases brand awareness. Event sponsorship is an economical way for us to have influential consumers taste our brands. We actively contribute product to trend-setting events where our brand has exclusivity in the brand category. We also conduct hundreds of in-store and on-premise promotions each year.

We support our brand marketing efforts with an assortment of point-of-sale materials. The combination of trade and consumer programs, supported by attractive point-of-sale materials, also establishes greater credibility for us with our distributors and retailers.

Strategic brand-partner relationships

We forge strategic relationships with emerging and established spirits brand owners seeking opportunities to increase their sales beyond their home markets and achieve global growth. This ability is a key component of our growth strategy and one of our competitive strengths. Our original relationship with the Boru vodka brand was as its exclusive U.S. distributor. To date, we have also established strategic relationships for Gosling's rum, the Pallini liqueurs, Travis Hasse's Original Pie Liqueurs, A. de Fussigny cognacs, Tierras Tequila and Celtic Crossing, as described below, and we intend to seek to expand our brand portfolio through similar future arrangements.

Gosling-Castle Partners Inc./Gosling's rums

In 2005, we entered into an exclusive national distribution agreement with Gosling's Export for the Gosling's rum products. We subsequently purchased a 60% controlling interest in Gosling-Castle Partners, Inc., a strategic export venture with the Gosling family. Gosling's Export holds the exclusive distribution rights for Gosling's rum and related products on a worldwide basis (other than in Bermuda), through Gosling-Castle Partners, and assigned to Gosling-Castle Partners all of Gosling's Export's interest in our January 2005 U.S. distribution agreement with them. The export agreement expires in April 2020, subject to a 15 year extension if certain case sale targets are met. Under the export agreement, Gosling-Castle Partners is generally entitled to a share of the proceeds from the sale, if ever, of the ownership of any of the Gosling's brands to a third-party, through a sale of the stock of Gosling's Export or its parent, with the size of such share depending upon the number of case sales made during the twelve months preceding the sale. Also, prior to selling the ownership of any of their brands that are subject to these agreements, Gosling's Export must first offer such brand to Gosling-Castle Partners and then to us. The Goslings, through Gosling's Brothers Limited, have the right to act as the sole supplier to Gosling-Castle Partners for our Gosling's rum requirements.

I.L.A.R. S.p.A./Pallini Internazionale

We have a long-term, exclusive marketing and distribution agreement with I.L.A.R., a family-owned Italian spirits company founded in 1875, under which we distribute Pallini Limoncello, Peachcello and Raspicello liqueurs in the United States. We began shipping these products in September 2005.

In January 2011, we entered into an agreement (the "New Agreement") with Pallini Internazionale S.r.l. ("Pallini"), as successor in interest to I.L.A.R., regarding the importation and distribution of certain Pallini brand products. The New Agreement supersedes our August 27, 2004 agreement with I.L.A.R. S.p.A (the "Original Agreement"). The terms of the New Agreement are effective as of April 1, 2010.

The New Agreement expires on March 31, 2016, subject to successive five-year renewals unless either party delivers a notice of non-renewal six months prior to the end of the term. Under the New Agreement, if minimum volume targets are not achieved and not cured, Pallini has the right to terminate the agreement without payment of termination fees to us. However, if such targets are met, we have the right under the New Agreement to receive certain termination payments and other payments upon the non-renewal of the agreement, certain terminations of the agreement or the sale of the brand. We have modified reporting requirements under the New Agreement as compared to the Original Agreement. The exclusive territory under the New Agreement is the fifty states of the United States of America and the District of Columbia, but does not include Pu erto Rico, overseas territories or military bases of the United States that were included in the Original Agreement.

Autentica Tequilera S.A. de C.V./Tierras tequila

In February 2008, we entered into an importation and marketing agreement with Autentica Tequilera S.A. de C.V., under which we became the exclusive U.S. importer ofTequila Tierras Autenticas de Jalisco or "Tierras," a USDA certified organic, super premium tequila.

The agreement has a five-year term, with automatic five-year renewals based upon sales targets. During the term, we have the right to purchase tequila at stipulated prices. Autentica Tequilera must maintain certain standards for its products, and we have input into the product and packaging. We are required to prepare periodic reports detailing the development of the brand's sales. Under this agreement, we have rights of first refusal for any new market for Tierras (except Mexico), and any new Autentica Tequilera products in any market (except Mexico). We also have a right of first refusal on any sale of the Tierras brand, and a right to acquire up to 35% of the economic benefit of any such sale with a third-party based upon the achievement of certain cumulative sales targets.

Gaelic Heritage Corporation Limited/Celtic Crossing

In March 1998, we entered into an exclusive national distribution agreement with Gaelic Heritage Corporation Limited, an affiliate of Terra, one of our suppliers, which was amended in April 2001, under which we acquired from Gaelic a 60% ownership interest, and our former importer, MHW, Ltd., acquired a 10% ownership interest, in the Celtic Crossing brand in the United States, Canada, Mexico, Puerto Rico and the islands between North and South America. We also have the right to acquire 70% of the ownership of the Celtic Crossing brand in the remainder of the world. We also acquired the exclusive right to distribute Celtic Crossing on a world-wide basis. Under the terms of the agreement with Gaelic, as amended, we have the right to purchase from Gaelic, based upon our forecasts, cases of Celtic Crossing at annually agreed costs and a royalty payment per case sold at various rates depending on the territory and type of case sold. During the agreement term, we may not distribute any other Irish liqueur unless it is bottled in Terra's facilities or unless Gaelic provides its prior written consent. The agreement continues until terminated by either party.

Travis Hasse's Original Pie Liqueurs

In August 2010, we formed DP Castle Partners, LLC ("DPCP") with Drink Pie, LLC to manage the manufacturing and marketing of Travis Hasse's Original® Apple Pie Liqueur, Cherry Pie Liqueur and any future line extensions of the brand. DPCP has the exclusive global rights to produce and market Travis Hasse's Original® Pie Liqueurs and we have the global distribution rights for this brand. We purchase the finished product from DPCP at a pre-determined margin and then use our existing infrastructure, sales force and distributor network to sell the product and promote the brands. Under the terms of the agreement, we own 20% of DPCP and will acquire an increasing stake in the brand based on achieving case sale targets.

A. de Fussigny Cognacs

In May 2010, we entered into an importation and marketing agreement with A. de Fussigny Cognac, under which we became the exclusive U.S. importer of A. de Fussigny Cognacs, a range of premium cognacs. A. de Fussigny Cognacs include XO, Superieur and Selection. A. de Fussigny Cognacs are the only cognacs still distilled, aged and bottled entirely in Cognac.

The agreement has a five-year term, with automatic five-year renewals based upon sales targets. During the term, we have the right to purchase cognac at stipulated prices and A. de Fussigny must maintain certain standards for its products. We are required to prepare periodic reports detailing the development of the brand's sales and prepare annual strategic marketing and growth plans.

Intellectual property

Trademarks are an important aspect of our business. We sell our products under a number of trademarks, which we own or use under license. Our brands are protected by trademark registrations or are the subject of pending applications for trademark registration in the United States, the European Community and most other countries where we distribute, or plan to distribute, our brands. The trademarks may be registered in the names of our subsidiaries and related companies. Generally, the term of a trademark registration varies from country to country, and, in the United States, trademark registrations need to be renewed every ten years. We expect to register our trademarks in additional markets as we expand our distribution territories.

We have entered into distribution agreements for brands owned by third parties, such as the Gosling's rums, the Pallini liqueurs, Travis Hasse's Original Pie liqueurs, A. de Fussigny cognacs and Tierras tequila. The Gosling's rum brands, Pallini liqueurs, Travis Hasse's Original Pie liqueurs and A. de Fussigny cognacs are registered by their respective owners and we have the exclusive right to distribute the Gosling's rums on a worldwide basis (other than in Bermuda), Travis Hasse's Original Pie liqueurs globally and the Pallini liqueur brands and A. de Fussigny cognacs in the United States. Gosling's also has a trademark for their signature rum cocktail, Dark 'n Stormy. Autentica Tequiliera holds the registered U.S. trademark for Tequila Tierras Autenticas de Jalisco and its distinctive la bel. See "Strategic brand-partner relationships."

Seasonality

Our industry is subject to seasonality with peak retail sales generally occurring in the fourth calendar quarter (our third fiscal quarter) primarily due to seasonal holiday buying. This holiday demand typically results in slightly higher sales for us in our second and/or third fiscal quarters.

Competition

The beverage alcohol industry is highly competitive. We believe that we compete on the basis of quality, price, brand recognition and distribution strength. Our premium brands compete with other alcoholic and nonalcoholic beverages for consumer purchases, retail shelf space, restaurant presence and wholesaler attention. We compete with numerous multinational producers and distributors of beverage alcohol products, many of which have greater resources than us.

Over the past ten years, the U.S. wine and spirits industry has undergone dramatic consolidation and realignment of brands and brand ownership. The number of major importers in the United States has declined significantly. Today there are six major companies: Diageo, Pernod Ricard, Bacardi, Brown-Forman, Future Brands and Constellation Brands.

We believe that we are sometimes in a better position to partner with small to mid-size brands than the six major importers. Despite our relative capital position and resources, we have been able to compete with these larger companies in pursuing agency distribution agreements and acquiring brands by being more responsive to private and family-owned brands, offering flexible transaction structures and providing brand owners the option to retain local production and "home" market sales. Given our size relative to our major competitors, most of which have multi-billion dollar operations, we believe that we can provide greater focus on smaller brands and tailor structures based on individual brand owner preferences.

By focusing on the premium and super-premium segments of the market, which typically have higher margins, and having an established, experienced sales force, we believe we are able to gain relatively significant attention from our distributors for a company of our size. Our U.S. regional sales managers, who average over 15 years of industry experience, provide long-standing relationships with distributor personnel and with their major customers. Finally, the continued consolidation among the major companies is expected to create an opportunity for small to mid-size wine and spirits companies, such as ourselves, as the major companies contract their portfolios to focus on fewer brands.

Government regulation

We are subject to the jurisdiction of the Federal Alcohol Administration Act, U.S. Customs Laws, Internal Revenue Code of 1986, and the Alcoholic Beverage Control Laws of all fifty states.

The United States Treasury Department's Alcohol and Tobacco Tax and Trade Bureau regulates the production, blending, bottling, sales and advertising and transportation of alcohol products. Also, each state regulates the advertising, promotion, transportation, sale and distribution of alcohol products within its jurisdiction. We are also required to conduct business in the United States only with holders of licenses to import, warehouse, transport, distribute and sell spirits.

In Europe, we are subject to similar regulations related to the production of spirits, including, among others, the Food Hygiene Regulations 1950-1989, European Communities (Hygiene of Foodstuffs) Regulations, 2000, European Communities (Labeling, Presentation and Advertising of Food Stuffs) Regulations, 2002 , Irish Whiskey Act, 1980, European Communities (Definitions, Description and Presentation of Spirit Drinks) Regulations, 1995, Merchandise Marks Act 1970, Licensing Act 2003 and Licensing Act Northern Ireland Order 1996 covering the testing of raw materials used and the standards maintained in production processing, storage, labeling, distribution and taxation.

The United States and Europe regulate the advertising, marketing and sale of beverage alcohol. These regulations range from a complete prohibition of the marketing of alcohol in some countries to restrictions on the advertising style, media and messages used.

Labeling of wines and spirits is also regulated in many markets, varying from health warning labels to importer identification, alcohol strength and other consumer information. All beverage alcohol products sold in the United States must include warning statements related to risks of drinking beverage alcohol products.

In the 18 U.S. control states, the state liquor commissions act in place of distributors and decide which products are to be purchased and offered for sale in their respective states. Products are selected for purchase and sale through listing procedures which are generally made available to new products only at periodically scheduled listing interviews. Consumers may purchase products not selected for listings only through special orders, if at all.

The distribution of alcohol-based beverages is also subject to extensive federal and state taxation in the United States and internationally. Most foreign countries in which we do business impose excise duties on wines and distilled spirits, although the form of such taxation varies from a simple application on units of alcohol by volume to intricate systems based on the imported or wholesale value of the product. Several countries impose additional import duty on distilled spirits, often discriminating between categories in the rate of such tariffs. Import and excise duties may have a significant effect on our sales, both through reducing the consumption of alcohol and through encouraging consumer switching into lower-taxed categories of alcohol.

We believe that we are in material compliance with applicable federal, state and other regulations. However, we operate in a highly regulated industry which may be subject to more stringent interpretations of existing regulations. Future compliance costs due to regulatory changes could be significant.

Since we import distilled spirits and wine products produced primarily outside the U.S., adverse effects of regulatory changes are more likely to materially affect earnings and our competitive market position rather than capital expenditures. Capital expenditures in our industry are normally associated with either production facilities or brand acquisition costs. Because we are not a U.S. producer, changes in regulations affecting production facility operations may indirectly affect the costs of the brands we purchase for resale, but we would not anticipate any resulting material adverse impact upon our capital expenditures.

Global conglomerates with international brands dominate our industry. The adoption of more restrictive marketing and sales regulations or increased excise taxes and customs duties could materially adversely affect our earnings and competitive industry position. Large international conglomerates have greater financial resources than we do and would be better able to absorb increased compliance costs.

Employees

As of March 31, 2011, we had 40 full-time employees, 24 of which were in sales and marketing and 16 of which were in management, finance and administration. We also had 40 full-time employees as of March 31, 2010. As of March 31, 2011, 38 of our employees were located in the United States and two were located outside of the United States in Ireland.

Geographic Information

We operate in one business — premium beverage alcohol. Our product categories are rum, whiskey, liqueurs, vodka, tequila and wine. We report our operations in two geographical areas: International and United States. See note 17 to our accompanying consolidated financial statements.

Available Information

Our corporate filings, including our annual reports on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K, our proxy statements and reports filed by our officers and directors under Section 16(a) of the Securities Exchange Act of 1934, as amended, and any amendments to those filings, are available, free of charge, on our investor website, http://investor.castlebrandsinc.com , as soon as reasonably practicable after we or our officers and directors electronically file or furnish such material with the SEC. You may also find our code of business conduct, nominating and governance charter and audit committee charter on our website. We do not intend for information contained in our website, or those of our subsidiaries, to be a part of this annual re port on Form 10-K. Shareholders may request paper copies of these filings and corporate governance documents, without charge, by written request to Castle Brands Inc., 122 East 42nd St., Suite 4700, New York, NY 10168, Attn: Investor Relations.

Also, you may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 100 F Street, NE., Washington, DC 20549, on official business days during the hours of 10 a.m. to 3 p.m. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

Item 1A. Risk Factors

Risks Relating To Our Business

Recent worldwide and domestic economic trends and financial market conditions could adversely impact our financial performance.

The worldwide and domestic economies have experienced adverse conditions and may be subject to further deterioration for the foreseeable future. We are subject to risks associated with these adverse conditions, including economic slowdown and the disruption, volatility and tightening of credit and capital markets.

This global economic situation could adversely impact our major suppliers, distributors and retailers. The inability of suppliers, distributors or retailers to conduct business or to access liquidity could impact our ability to distribute our products.

There can be no assurance that market conditions will improve in the near future. A prolonged downturn, further worsening or broadening of the adverse conditions in the worldwide and domestic economies could affect consumer spending patterns and purchases of our products, and create or exacerbate credit issues, cash flow issues and other financial hardships for us and for our suppliers, distributors, retailers and consumers. Depending upon their severity and duration, these conditions could have a material adverse impact on our business, liquidity, financial condition and results of operations. We are unable to predict the likely duration and severity of the current disruption in the financial markets and the adverse economic conditions in the United States and other markets.

We have never been profitable, and believe we will continue to incur net losses for the foreseeable future.

We have incurred losses since our inception, including a net loss of $6.3 million for fiscal 2011, and had an accumulated loss of $118.4 million as of March 31, 2011. We believe that we will continue to incur net losses for the foreseeable future as we expect to make continued significant investment in product development and sales and marketing and to incur significant administrative expenses as we seek to grow our brands. We also anticipate that our cash needs will exceed our income from sales for the foreseeable future. Some of our products may never achieve widespread market acceptance and may not generate sales and profits to justify our investment therein. Also, we may find that our expansion plans are more costly than we anticipate and that they do not ultimately result in commensurate increases in our sales, which would further increase our losses. We expect we will continue to experience losses and negative cash flow, some of which could be significant. Results of operations will depend upon numerous factors, some of which are beyond our control, including market acceptance of our products, new product introductions and competition. We incur substantial operating expenses at the corporate level, including costs directly related to being an SEC reporting company.

We may require additional capital, which we may not be able to obtain on acceptable terms. Our inability to raise such capital, as needed, on beneficial terms or at all could restrict our future growth and severely limit our operations.

We have limited capital compared to other companies in our industry. This may limit our operations and growth, including our ability to continue to develop existing brands, service our debt obligations, maintain adequate inventory levels, fund potential acquisitions of new brands, penetrate new markets, attract new customers and enter into new distribution relationships. If we have not generated sufficient cash from operations to finance additional capital needs, we will need to raise additional funds through private or public equity and/or debt financing. We cannot assure you that, if and when needed, additional financing will be available to us on acceptable terms or at all. If additional capital is needed and either unavailable or cost prohibitive, our operations and growth may be limited as we may need to change our busine ss strategy to slow the rate of, or eliminate, our expansion or reduce or curtail our operations. Also, any additional financing we undertake could impose covenants upon us that restrict our operating flexibility, and, if we issue equity securities to raise capital, such as our 10% Series A Convertible Preferred Stock ("Series A Preferred Stock"), our existing shareholders may experience dilution and the new securities may have rights, preferences and privileges senior to those of our common stock.

If our brands do not achieve more widespread consumer acceptance, our growth may be limited.

Most of our brands are early in their growth cycle and have not achieved global brand recognition. Also, brands we may acquire in the future are unlikely to have established global brand recognition. Accordingly, if consumers do not accept our brands, we will not be able to penetrate our markets and our growth may be limited.

We depend on a limited number of suppliers. Failure to obtain satisfactory performance from our suppliers or loss of our existing suppliers could cause us to lose sales, incur additional costs and lose credibility in the marketplace. We also have annual purchase obligations with certain suppliers.

We depend on a limited number of third-party suppliers for the sourcing of all of our products, including both our own proprietary brands and those we distribute for others. These suppliers consist of third-party distillers, bottlers and producers in the United States, Bermuda, the Caribbean, Australia and Europe. We rely on the owners of Gosling's rum, Pallini liqueurs, A. de Fussigny Cognacs and Tierras tequila to produce their brands for us. For our proprietary products, we may rely on a single supplier to fulfill one or all of the manufacturing functions for a brand. For instance, Royal Nedalco is the sole producer for Boru vodka; Irish Distillers Limited is the sole provider of our single malt, blended and grain Irish whiskeys; Gaelic Heritage Corporation Limited is the sole producer of our Celtic Crossing Irish liqueur; and Terra Limited is not only the sole producer of our Brady's Irish cream liqueur but also the only bottler of our Irish whiskeys. We do not have long-term written agreements with all of our suppliers. Also, if we fail to complete purchases of products ordered annually, certain suppliers have the right to bill us for product not purchased during the period. The termination of our written or oral agreements or an adverse change in the terms of these agreements could have a negative impact on our business. If our suppliers increase their prices, we may not have alternative sources of supply and may not be able to raise the prices of our products to cover all or even a portion of the increased costs. Also, our suppliers' failure to perform satisfactorily or handle increased orders, delays in shipments of products from international suppliers or the loss of our existing suppliers, especially our key suppliers, could cause us to fail to meet orders for our products , lose sales, incur additional costs and/or expose us to product quality issues. In turn, this could cause us to lose credibility in the marketplace and damage our relationships with distributors, ultimately leading to a decline in our business and results of operations. If we are not able to renegotiate these contracts on acceptable terms or find suitable alternatives, our business could be negatively impacted.

We depend on our independent wholesale distributors to distribute our products. The failure or inability of even a few of our distributors to adequately distribute our products within their territories could harm our sales and result in a decline in our results of operations.

We are required by law to use state licensed distributors or, in 18 states known as "control states," state-owned agencies performing this function, to sell our products to retail outlets, including liquor stores, bars, restaurants and national chains in the United States. We have established relationships for our brands with wholesale distributors in each state; however, failure to maintain those relationships could significantly and adversely affect our business, sales and growth. Over the past decade there has been increasing consolidation, both intrastate and interstate, among distributors. As a result, many states now have only two or three significant distributors. Also, there are several distributors that now control distribution for several states. As a result, if we fail to maintain good relations with a distributor, our products could in some instances be frozen out of one or more markets entirely. The ultimate success of our products also depends in large part on our distributors' ability and desire to distribute our products to our desired U.S. target markets, as we rely significantly on them for product placement and retail store penetration. We have no formal distribution agreements or minimum sales requirements with any of our distributors and they are under no obligation to place our products or market our brands. Moreover, all of them also distribute competitive brands and product lines. We cannot assure you that our U.S. alcohol distributors will continue to purchase our products, commit sufficient time and resources to promote and market our brands and product lines or that they can or will sell them to our desired or targeted markets. If they do not, our sales will be harmed, resulting in a decline in our results of operations.

While most of our international markets do not require the use of independent distributors by law, we have chosen to conduct our sales through distributors in all of our markets and, accordingly, we face similar risks to those set forth above with respect to our international distribution. Some of these international markets may have only a limited number of viable distributors.

The sales of our products could decrease significantly if we cannot secure and maintain listings in the control states.

In the control states, the state liquor commissions act in place of distributors and decide which products are to be purchased and offered for sale in their respective states. Products selected for listing must generally reach certain volumes and/or profit levels to maintain their listings. Products are selected for purchase and sale through listing procedures which are generally made available to new products only at periodically scheduled listing interviews. Products not selected for listings can only be purchased by consumers in the applicable control state through special orders, if at all. If, in the future, we are unable to maintain our current listings in the 18 control states, or secure and maintain listings in those states for any additional products we may acquire, sales of our products could decrease significantly.

If we are unable to identify and successfully acquire additional brands that are complementary to our existing portfolio, our growth will be limited, and, even if additional brands are acquired, we may not realize planned benefits due to integration difficulties or other operating issues.

A key component of our growth strategy is the acquisition of additional brands that are complementary to our existing portfolio through acquisitions of such brands or their corporate owners, directly or through mergers, joint ventures, long-term exclusive distribution arrangements and/or other strategic relationships. If we are unable to identify suitable brand candidates and successfully execute our acquisition strategy, our growth will be limited. Also, even if we are successful in acquiring additional brands, we may not be able to achieve or maintain profitability levels that justify our investment in, or realize operating and economic efficiencies or other planned benefits with respect to, those additional brands. The addition of new products or businesses entails numerous risks with respect to integration and other operating issues, any of which could have a detrimental effect on our results of operations and/or the value of our equity. These risks include:

- difficulties in assimilating acquired operations or products;
- unanticipated costs that could materially adversely affect our results of operations;
- negative effects on reported results of operations from acquisition related charges and amortization of acquired intangibles;
- diversion of management's attention from other business concerns;
- adverse effects on existing business relationships with suppliers, distributors and retail customers;
- risks of entering new markets or markets in which we have limited prior experience; and
- the potential inability to retain and motivate key employees of acquired businesses.

Also, there are special risks associated with the acquisition of additional brands through joint venture arrangements. While we own a controlling interest in our Gosling-Castle Partners strategic export venture and have operational control of DPCP, we may not have the majority interest in, or control of, future joint ventures that we may enter into. There is, therefore, risk that our joint venture partners may at any time have economic, business or legal interests or goals that are inconsistent with our interests or goals or those of the joint venture. There is also risk that our current or future joint venture partners may be unable to meet their economic or other obligations and that we may be required to fulfill those obligations alone.

Our ability to grow through the acquisition of additional brands will also be dependent upon the availability of capital to complete the necessary acquisition arrangements. We intend to finance our brand acquisitions through a combination of our available cash resources, third party financing and, in appropriate circumstances, the further issuance of equity and/or debt securities. Acquiring additional brands could have a significant effect on our financial position, and could cause substantial fluctuations in our quarterly and yearly operating results. Also, acquisitions could result in the recording of significant goodwill and intangible assets on our financial statements, the amortization or impairment of which would reduce reported earnings in subsequent years.

Currency exchange rate fluctuations and devaluations may have a significant adverse effect on our revenues, sales and overall financial results.

For fiscal 2011, non-U.S. operations accounted for approximately 12.0% of our revenues. Therefore, gains and losses on the conversion of foreign payments into U.S. dollars could cause fluctuations in our results of operations, and fluctuating exchange rates could cause reduced revenues and/or gross margins from non-U.S. dollar-denominated international sales. Also, for fiscal 2011, Euro denominated sales accounted for approximately 8.1% of our total revenue, so a substantial change in the rate of exchange between the U.S. dollar and the Euro could have a significant adverse affect on our financial results. Our ability to acquire spirits and wine and produce and sell our products at favorable prices will also depend in part on the relative strength of the U.S. dollar. We may not be able to hedge against these risks.

We must maintain a relatively large inventory of our products to support customer delivery requirements, and if this inventory is lost due to theft, fire or other damage or becomes obsolete, our results of operations would be negatively impacted.

We must maintain relatively large inventories to meet customer delivery requirements for our products. We are always at risk of loss of that inventory due to theft, fire or other damage, and any such loss, whether insured against or not, could cause us to fail to meet our orders and harm our sales and operating results. Also, our inventory may become obsolete as we introduce new products, cease to produce old products or modify the design of our products' packaging, which would increase our operating losses and negatively impact our results of operations.

Either our or our strategic partners' failure to protect our respective trademarks and trade secrets could compromise our competitive position and decrease the value of our brand portfolio.

Our business and prospects depend in part on our, and with respect to our agency or joint venture brands, our strategic partners', ability to develop favorable consumer recognition of our brands and trademarks. Although both we and our strategic partners actively apply for registration of our brands and trademarks, they could be imitated in ways that we cannot prevent. Also, we rely on trade secrets and proprietary know-how, concepts and formulas. Our methods of protecting this information may not be adequate. Moreover, we may face claims of misappropriation or infringement of third parties' rights that could interfere with our use of this information. Defending these claims may be costly and, if unsuccessful, may prevent us from continuing to use this proprietary information in the future and result in a judgment or monetary damages being levied against us. We do not maintain non-competition agreements with all of our key personnel or with some of our key suppliers. If competitors independently develop or otherwise obtain access to our or our strategic partners' trade secrets, proprietary know-how or recipes, the appeal, and thus the value, of our brand portfolio could be reduced, negatively impacting our sales and growth potential.

Risks Related to Our Industry

Adverse public opinion about alcohol could reduce demand for our products.

Anti-alcohol groups have, in the past, advocated successfully for more stringent labeling requirements, higher taxes and other regulations designed to discourage alcohol consumption. More restrictive regulations, negative publicity regarding alcohol consumption and/or changes in consumer perceptions of the relative healthfulness or safety of beverage alcohol could decrease sales and consumption of alcohol and thus the demand for our products. This could, in turn, significantly decrease both our revenues and our revenue growth, causing a decline in our results of operations.

Class action or other litigation relating to alcohol abuse or the misuse of alcohol could adversely affect our business.

Our industry faces the possibility of class action or similar litigation alleging that the continued excessive use or abuse of beverage alcohol has caused death or serious health problems. It is also possible that governments could assert that the use of alcohol has significantly increased government funded health care costs. Litigation or assertions of this type have adversely affected companies in the tobacco industry, and it is possible that we, as well as our suppliers, could be named in litigation of this type.

Also, lawsuits have been brought in a number of states alleging that beverage alcohol manufacturers and marketers have improperly targeted underage consumers in their advertising. Plaintiffs in these cases allege that the defendants' advertisements, marketing and promotions violate the consumer protection or deceptive trade practices statutes in each of these states and seek repayment of the family funds expended by the underage consumers. While we have not been named in these lawsuits, it is possible we could be named in similar lawsuits in the future. Any class action or other litigation asserted against us could be expensive and time consuming to defend against, depleting our cash and diverting our personnel resources and, if the plaintiffs in such actions were to prevail, our business could be harmed significantly.

Regulatory decisions and legal, regulatory and tax changes could limit our business activities, increase our operating costs and reduce our margins.

Our business is subject to extensive regulation in all of the countries in which we operate. This may include regulations regarding production, distribution, marketing, advertising and labeling of beverage alcohol products. We are required to comply with these regulations and to maintain various permits and licenses. We are also required to conduct business only with holders of licenses to import, warehouse, transport, distribute and sell beverage alcohol products. We cannot assure you that these and other governmental regulations applicable to our industry will not change or become more stringent. Moreover, because these laws and regulations are subject to interpretation, we may not be able to predict when and to what extent liability may arise. Additionally, due to increasing public concern over alcohol-related societal problems, inclu ding driving while intoxicated, underage drinking, alcoholism and health consequences from the abuse of alcohol, various levels of government may seek to impose additional restrictions or limits on advertising or other marketing activities promoting beverage alcohol products. Failure to comply with any of the current or future regulations and requirements relating to our industry and products could result in monetary penalties, suspension or even revocation of our licenses and permits. Costs of compliance with changes in regulations could be significant and could harm our business, as we could find it necessary to raise our prices in order to maintain profit margins, which could lower the demand for our products and reduce our sales and profit potential.

Also, the distribution of beverage alcohol products is subject to extensive taxation both in the United States and internationally (and, in the United States, at both the federal and state government levels), and beverage alcohol products themselves are the subject of national import and excise duties in most countries around the world. An increase in taxation or in import or excise duties could also significantly harm our sales revenue and margins, both through the reduction of overall consumption and by encouraging consumers to switch to lower-taxed categories of beverage alcohol.

We could face product liability or other related liabilities that increase our costs of operations and harm our reputation.

Although we maintain liability insurance and will attempt to limit contractually our liability for damages arising from our products, these measures may not be sufficient for us to successfully avoid or limit liability. Our product liability insurance coverage is limited to $1.0 million per occurrence and $2.0 million in the aggregate and our general liability umbrella policy is capped at $10.0 million. Further, any contractual indemnification and insurance coverage we have from parties supplying our products is limited, as a practical matter, to the creditworthiness of the indemnifying party and the insured limits of any insurance provided by these suppliers. In any event, extensive product liability claims could be costly to defend and/or costly to resolve and could harm our reputation.

Contamination of our products and/or counterfeit or confusingly similar products could harm the image and integrity of, or decrease customer support for, our brands and decrease our sales.

The success of our brands depends upon the positive image that consumers have of them. Contamination, whether arising accidentally or through deliberate third-party action, or other events that harm the integrity or consumer support for our brands, could affect the demand for our products. Contaminants in raw materials purchased from third parties and used in the production of our products or defects in the distillation and fermentation processes could lead to low beverage quality as well as illness among, or injury to, consumers of our products and could result in reduced sales of the affected brand or all of our brands. Also, to the extent that third parties sell products that are either counterfeit versions of our brands or brands that look like our brands, consumers of our brands could confuse our products with products that they con sider inferior. This could cause them to refrain from purchasing our brands in the future and in turn could impair our brand equity and adversely affect our sales and operations.

Risk Relating to Owning Our Stock

We may not be able to maintain our listing on the NYSE Amex, which may limit the ability of our shareholders to sell their common stock.

If we do not meet the NYSE Amex continued listing criteria, we may be delisted and trading of our common stock could be conducted in the OTC Bulletin Board or the interdealer quotation systems of the OTC Markets Group Inc. In such case, a shareholder likely would find it more difficult to trade our common stock or to obtain accurate market quotations for it. If our common stock is delisted, it will become subject to the Securities and Exchange Commission's "penny stock rules," which impose sales practice requirements on broker-dealers that sell that common stock to persons other than established customers and "accredited investors." Application of this rule could make broker-dealers unable or unwilling to sell our common stock and limit the ability of shareholders to sell their common stock in the secondary market.

Our executive officers, directors and principal shareholders own a substantial percentage of our voting stock, which allows them to control matters requiring shareholder approval. They could make business decisions for us that cause our stock price to decline and may act by written consent.

As of June 28, 2011, our executive officers, directors and principal shareholders beneficially owned approximately 62% of our common stock, including warrants and options that are exercisable within 60 days of the date of this annual report and assuming full conversion of the Series A Preferred Stock and related warrants to be acquired by such persons in connection with the June 2011 private placement described under "Management's Discussion and Analysis of Financial Condition and Results of Operations." As a result, if they act in concert, they could control matters requiring approval by our shareholders, including the election of directors, and could have the ability to prevent or cause a corporate transaction, even if other shareholders oppose such action. Also, our charter permits our shareholders to act by wri tten consent. This concentration of voting power could also have the effect of delaying, deterring, or preventing a change of control or other business combination, which could cause our stock price to decline.

Provisions in our articles of incorporation, our bylaws and Florida law could make it more difficult for a third party to acquire us, discourage a takeover and adversely affect existing shareholders.

Our articles of incorporation, our bylaws and the Florida Business Corporation Act contain provisions that may have the effect of making more difficult, delaying, or deterring attempts by others to obtain control of our company, even when these attempts may be in the best interests of our shareholders. These include provisions limiting the shareholders' powers to remove directors. Our articles of incorporation also authorize our board of directors, without shareholder approval, to issue one or more series of preferred stock, which could have voting and conversion rights that adversely affect or dilute the voting power of the holders of our common stock, such as our Series A Preferred Stock. Florida law also imposes conditions on certain "affiliated transactions" with "interested shareholders."< !--EFPlaceholder-->

These provisions and others that could be adopted in the future could deter unsolicited takeovers or delay or prevent changes in our control or management, including transactions in which shareholders might otherwise receive a premium for their shares over then current market prices. These provisions may also limit the ability of shareholders to approve transactions that they may deem to be in their best interests.

Our shareholders may experience substantial dilution as a result of the conversion of Series A Preferred Stock, **the exercise of options and warrants to purchase our common stock, or due to anti-dilution provisions relating to any on the foregoing.**

As of June 28, 2011, we have outstanding or have entered into agreements to issue 6,937 shares of Series A Preferred Stock which may convert into 22,818,961 shares of our common stock and warrants to purchase 11,409,487 shares of our common stock. Also, as of June 28, 2011, we have reserved 12,000,000 shares of our common stock for issuance upon the exercise of options granted or available to be granted pursuant to our stock option plan, all of which may be granted in the future. The conversion of the Series A Preferred Stock and the exercise of these options and warrants will result in dilution to our existing shareholders and could have a material adverse effect on our stock price. The conversion price of the Series A Preferred Stock and certain warrants are also subject to certain anti-dilution adjustments.

We are required to pay liquidated damages to the holders of our Series A Preferred Stock if we fail to timely register for resale the shares of our common stock issuable upon conversion of the Series A Preferred Stock and exercise of the 2011 Warrants issued in our June 2011 private placement, which liquidated damages could adversely affect our results of operations.

We are required to register with the SEC for resale the shares of our common stock issuable upon conversion of the Series A Preferred Stock and exercise of the warrants issued in our June 2011 private placement. If we fail to timely register such shares of common stock for resale, we will be required to pay monthly liquidated damages to the holders of such Series A Preferred Stock in an amount equal to 1.0% of the subscription amount paid by such holders, up to a maximum of 3.0% such subscription amount. The payment of such liquidated damages could have an adverse effect on our results of operations.

Item 1B. Unresolved Staff Comments.

Not applicable.

Item 2. Properties

Our executive offices are located in New York, NY, where we lease approximately 4,800 square feet of office space under a lease that expires in April 2012. We also lease approximately 750 square feet of office space in Dublin, Ireland under a lease that expires in December 2013 and approximately 1,000 square feet of office space in Houston, TX under a lease that expires in January 2012.

Item 3. Legal Proceedings

We believe that neither we nor any of our wholly-owned subsidiaries is currently subject to litigation which, in the opinion of our management, is likely to have a material adverse effect on us.

We may, however, become involved in litigation from time to time relating to claims arising in the ordinary course of our business. These claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources.

Item 4. (Removed and Reserved)

PART II

Item 5. Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities

Price range of common stock

Our common stock trades on the NYSE Amex under the symbol "ROX." The following table sets forth the high and low closing prices for our common stock for the periods specified.

Fiscal 2011	High	Low
First Quarter (April 1 — June 30, 2010)	$ 0.42	$ 0.24
Second Quarter (July 1 — September 30, 2010)	$ 0.45	$ 0.30
Third Quarter (October 1 — December 31, 2010)	$ 0.41	$ 0.33
Fourth Quarter (January 1 — March 31, 2011)	$ 0.41	$ 0.33
Fiscal 2010		
First Quarter (April 1 — June 30, 2009)	$ 0.28	$ 0.19
Second Quarter (July 1 — September 30, 2009)	$ 0.46	$ 0.20
Third Quarter (October 1 — December 31, 2009)	$ 0.47	$ 0.27
Fourth Quarter (January 1 — March 31, 2010)	$ 0.34	$ 0.24

Holders

At June 28, 2011, there were approximately 160 record holders of our common stock.

Dividend policy

We did not declare or pay any cash dividends in fiscal 2011 or 2010 and we do not intend to pay any cash dividends with respect to our common stock in the foreseeable future. We currently intend to retain any earnings for use in the operation of our business and to fund future growth. Any future determination to pay cash dividends will be at our board's discretion and will depend upon our financial condition, operating results, capital requirements and such other factors as our board deems relevant.

Equity Compensation Plan Information

The following table sets forth information at March 31, 2011 regarding compensation plans under which our equity securities are authorized for issuance.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants, restricted stock and rights	Weighted-average exercise price of outstanding options, warrants, restricted stock and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	7,076,236	$ 2.43	6,850,578
Total	7,076,236	$ 2.43	6,850,578

Item 6. Selected Financial Data

As a smaller reporting company, we are not required to provide the information required by this Item.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

Our objective is to continue building a distinctive portfolio of global premium and super premium spirits and fine wine brands as we move towards profitability. To achieve this, we continue to seek to:

- ***increase revenues from our more profitable brands.*** We continue to focus our distribution relationships, sales expertise and targeted marketing activities on our more profitable brands;
- ***improve value chain and manage cost structure.*** We have undergone a comprehensive review and analysis of our supply chains and cost structures both on a company-wide and brand-by-brand basis. This included personnel reductions throughout our company; restructuring our international distribution system; reducing inventory levels; changing distributor relationships in certain markets; moving production of certain products to a lower cost facility in the U.S.; and reducing general and administrative costs. We continue to review costs and seek to reduce expense; and
- ***selectively add new premium brands to our portfolio.*** We intend to continue developing new brands and pursuing strategic relationships, joint ventures and acquisitions to selectively expand our premium spirits and fine wine portfolio, particularly by capitalizing on and expanding our partnering capabilities. Our criteria for new brands focuses on underserved areas of the beverage alcohol marketplace, while examining the potential for direct financial contribution to our company and the potential for future growth based on development and maturation of agency brands. We evaluate future acquisitions and agency relationships on the basis of their potential to be immediately accretive and their potential contributions to our objectives of becoming profitable and further expanding our product offerings. We expect that future acquisitions, if cons ummated, would involve some combination of cash, debt and the issuance of our stock.

Recent Events

$7.0 Million Private Placement

To support our liquidity needs as we pursue a path towards profitability, in June 2011 we entered into agreements relating to a private placement of an aggregate of approximately $7.0 million of newly-designated Series A Preferred Stock. Holders of Series A Preferred Stock are entitled to receive cumulative dividends at the rate per share (as a percentage of the stated value per share) of 10% per annum, whether or not declared by our board, which are payable in shares of our common stock upon conversion of the Series A Preferred Stock or upon a liquidation. We completed a private offering with certain investors of approximately $2.2 million of Series A Preferred Stock for its stated value of $1,000 per share and warrants, which we refer to as the 2011 Warrants, to purchase 50% of the number of shares of our common stock, issuable upon conversion of such Series A Preferred Stock. Subject to adjustment (including dilutive issuances), the Series A Preferred Stock is convertible into common stock at a conversion price of $0.304 per share and the 2011 Warrants have an exercise price of $0.38 per share.

Also in June 2011, certain of our directors, officers and other affiliates agreed to purchase an aggregate of approximately $1.0 million of Series A Preferred Stock and 2011 Warrants on substantially the same terms described above, subject to shareholder approval of such issuance in accordance with NYSE Amex rules. Pending such shareholder approval, we issued an aggregate of approximately $1.0 million in promissory notes to these affiliate purchasers, which notes and accrued but unpaid interest thereon will convert automatically into Series A Preferred Stock and 2011 Warrants following shareholder approval. These notes bear interest at 10% per annum and mature 18 months from the date of issuance, subject to prior conversion upon shareholder approval. The affiliate purchasers include Frost Gamma Investment s Trust, an entity affiliated with Dr. Phillip Frost, a director and principal shareholder of our company, Mr. Richard Lampen, our chief executive officer and a director of our company, Mr. Mark Andrews, our chairman of the board, and certain of his affiliates, Mr. John Glover, our chief operating officer, and Mr. Alfred Small, our senior vice president, chief financial officer, treasurer and secretary.

Also in June 2011, certain holders of our outstanding debt, including certain of our directors, officers and other affiliates agreed to purchase shares of Series A Preferred Stock and 2011 Warrants in exchange for $3.6 million aggregate principal amount of our existing debt, and accrued but unpaid interest thereon, on substantially the same terms described above, subject to shareholder approval of such issuance in accordance with NYSE Amex rules. The affiliate debt holders include Frost Gamma Investments Trust, Vector Group Ltd., a principal shareholder of ours, Mr. Lampen , Mr. Andrews, Lafferty Ltd., a principal shareholder of our company and IVC Investments, LLLP, an entity affiliated with Mr. Glenn Halpryn, a director of ours, and Betts & Scholl, LLC, an entity affiliated with Dennis Scholl, a director of ours (who con verted principal, but not accrued but unpaid interest thereon). We believe that the debt conversion should better position us to access traditional third-party working capital financing.

If we sell or grant any option to purchase or any right to reprice, or otherwise dispose of or issue (or announce any sale, grant or any option to purchase or other disposition), any common stock or common stock equivalents entitling any person to acquire common stock at an effective price per share that is lower than the then conversion price of the Series A Preferred Stock, the holders of the Series A Preferred Stock and the 2011 warrants will be entitled to an adjusted conversion price and additional shares of common stock upon the exercise of the 2011 warrants.

We agreed to register for resale the shares of common stock issuable upon conversion of the Series A Preferred Stock and the exercise of the 2011 Warrants.

Pallini Agreement

In January 2011, we entered into a new agreement with Pallini, as successor in interest to I.L.A.R., regarding the importation and distribution of certain Pallini brand products. The new agreement supersedes the August 27, 2004 agreement with I.L.A.R. The terms of the new agreement were effective as of April 1, 2010.

The new agreement expires on March 31, 2016, subject to successive five-year renewals unless either party delivers a notice of non-renewal six months prior to the end of the term. The original agreement had an expiration date of December 31, 2012. Under the new agreement, if minimum volume targets are not achieved and not cured, Pallini has the right to terminate the agreement without payment of termination fees to us. However, if such targets are met, we have the right under the new agreement to receive certain payments upon the non-renewal of the agreement, certain terminations of the agreement or the sale of the Pallini brand. We have modified reporting requirements under the new agreement. The exclusive territory under the new agreement is the fifty states of the United States of America and the District of Columbia, but does not include Puerto Rico, overseas territories or military bases of the United States that were included in the original agreement.

December 2010 Promissory Notes

In December 2010, we issued promissory notes in the aggregate principal amount of $1.0 million to Frost Gamma Investments Trust, Vector Group Ltd., IVC Investors, LLLP, Mark E. Andrews, III and Richard J. Lampen. Borrowings under the notes mature on June 21, 2012 and bear interest at a rate of 11% per annum. Interest accrues quarterly and is due at maturity. The notes may be prepaid in whole or in part at any time prior to maturity without penalty, but with payment of accrued interest to the date of prepayment. The holders of these notes agreed to convert the notes to Series A Preferred Stock following shareholder approval as part of the $7.0 Private Placement transaction described above.

DP Castle Partners, LLC

In August 2010, we formed DP Castle Partners, LLC with Drink Pie, LLC to manage the manufacturing and marketing of Travis Hasse's Original® Apple Pie Liqueur, Cherry Pie Liqueur and any future line extensions of the brand. DPCP has the exclusive global rights to produce and market Travis Hasse's Original® Pie Liqueurs and we have the global distribution rights for this brand. We purchase the finished product from DPCP at a pre-determined margin and then use our existing infrastructure, sales force and distributor network to sell the product and promote the brands. Under the terms of the agreement, we own 20% of DPCP and will acquire an increasing stake in the brand based on achieving certain case sales targets.

Revolving Credit Facility

In December 2009, we entered into a $2.5 million revolving credit agreement with, among others, Frost Gamma Investments Trust, Vector Group Ltd., Lafferty Ltd., IVC Investors, LLLP, Mark E. Andrews, III and Richard J. Lampen. Under the credit agreement, we may borrow from time to time up to $2.5 million to be used for working capital or general corporate purposes. Borrowings under the credit agreement mature on April 1, 2013 and bear interest at a rate of 11% per annum, payable quarterly. At December 31, 2010, the note was secured by $10.2 million of inventory and $4.5 million in trade accounts receivable of Castle Brands (USA) Corp. under a security agreement. We have borrowed the full amount available under the credit agreement as of the date of this filing. $0.5 million of this facility will be converted to Series A Preferre d Stock following shareholder approval as part of the $7.0 Private Placement transaction described above.

June 2010 Promissory Note

In June 2010, we issued a $2.0 million promissory note to Frost Gamma Investments Trust, which we refer to as the Frost Note. Borrowings under the Frost Note mature on June 21, 2012 and bear interest at a rate of 11% per annum. Interest accrues quarterly and is due at maturity. The Frost Note may be prepaid in whole or in part at any time prior to maturity without penalty, but with payment of accrued interest to the date of prepayment. This note will be converted to Series A Preferred Stock following shareholder approval as part of the $7.0 Private Placement transaction described above.

Share Repurchase

In June 2010, we repurchased 3,790,562 shares of our common stock at a price of $0.27 per share in a privately-negotiated transaction. Also, our board of directors approved a stock repurchase program authorizing us to repurchase up to an additional 2.5 million shares of our common stock. As of the date of this report, no shares of our common stock had been repurchased under the repurchase program.

Operations overview

We generate revenue through the sale of our products to our network of wholesale distributors or, in control states, state-operated agencies, which, in turn, distribute our brands to retail outlets. In the U.S., our sales price per case includes excise tax and import duties, which are also reflected as a corresponding increase in our cost of sales. Most of our international sales are sold "in bond", with the excise taxes paid by our customers upon shipment, thereby resulting in lower relative revenue as well as a lower relative cost of sales, although some of our United Kingdom sales are sold "tax paid", as in the United States. The difference between sales and net sales principally reflects adjustments for various distributor incentives.

Our gross profit is determined by the prices at which we sell our products, our ability to control our cost of sales, the relative mix of our case sales by brand and geography and the impact of foreign currency fluctuations. Our cost of sales is principally driven by our cost of procurement, bottling and packaging, which differs by brand, as well as freight and warehousing costs. We purchase certain products, such as Gosling's rums, Pallini liqueurs, A. de Fussingy cognacs and Tierras tequila, as finished goods. For other products, such as Jefferson's bourbons, we purchase the components, including the distilled spirits, bottles and packaging materials, and have arrangements with third parties for bottling and packaging. Our U.S. sales typically have a higher absolute gross margin than in other markets, as sales prices per ca se are generally higher in the U.S.

Selling expense principally includes advertising and marketing expenditures and compensation paid to our marketing and sales personnel. Our selling expense, as a percentage of sales and per case, is higher than that of our competitors because of our brand development costs, level of marketing expenditures and established sales force versus our relatively small base of case sales and sales volumes. However, we believe that maintaining an infrastructure capable of supporting future growth is the correct long-term approach for us.

While we expect the absolute level of selling expense to increase in the coming years, we expect selling expense as a percentage of revenues and on a per case basis to decline, as our volumes expand and our sales team sells a larger number of brands.

General and administrative expense relates to corporate and administrative functions that support our operations and includes administrative payroll, occupancy and related expenses and professional services. We expect general and administrative expense in fiscal 2012 to be lower than fiscal 2011, as we have restructured our fine wine division and our international operations and continue to control core spending. We expect our general and administrative expense as a percentage of sales to decline due to economies of scale.

We expect to increase our case sales in the U.S. and internationally over the next several years through organic growth, and through the extension of our product line via line extensions, acquisitions and distribution agreements. We will seek to maintain liquidity and manage our working capital and overall capital resources during this period of anticipated growth to achieve our long-term objectives, although there is no assurance that we will be able to do so.

We continue to believe the following industry trends will create growth opportunities for us, including:

- the divestiture of smaller and emerging non-core brands by major spirits companies as they continue to consolidate;
- increased barriers to entry, particularly in the U.S., due to continued consolidation and the difficulty in establishing an extensive distribution network, such as the one we maintain;
- the trend by small private and family-owned spirits brand owners to partner with, or be acquired by, a company with global distribution. We expect to be an attractive alternative to our larger competitors for these brand owners as one of the few modestly-sized publicly-traded spirits companies; and
- growth in the non-spirits segments of the beverage alcohol industry, particularly wine, which may allow us to grow our portfolio and leverage our distribution network.

Our growth strategy is based upon partnering with other brands, acquiring smaller and emerging brands and growing existing brands. To identify potential partner and acquisition candidates we plan to rely on our management's industry experience and our extensive network of industry contacts. We also plan to maintain and grow our U.S. and international distribution channels so that we are more attractive to spirits companies who are looking for a route to market for their products. We expect to compete for foreign and small private and family-owned spirits brands by offering flexible and creative structures, which present an alternative to the larger spirits companies.

We intend to finance our brand acquisitions through a combination of our available cash resources, third party financing and, in appropriate circumstances, the further issuance of equity and/or debt securities. Acquiring additional brands could have a significant effect on our financial position, and could cause substantial fluctuations in our quarterly and yearly operating results. Also, the pursuit of acquisitions and other new business relationships may require significant management attention. We may not be able to successfully identify attractive acquisition candidates, obtain financing on favorable terms or complete these types of transactions in a timely manner and on terms acceptable to us, if at all.

Financial performance overview

The following table provides information regarding our case sales for the periods presented based on nine-liter equivalent cases, which is a standard industry metric.

	Years ended March 31,	
	2011	2010
Cases		
United States	247,610	217,938
International	59,667	68,248
Total	307,277	286,186
Rum	108,974	95,271
Vodka	70,775	92,012
Liqueurs	75,446	59,944
Whiskey	35,896	35,541
Tequila	1,402	2,104
Wine	13,810	1,314
Other	974	—
Total	307,277	286,186
Percentage of Cases		
United States	80.6%	76.2%
International	19.4%	23.8%
Total	100.0%	100.0%
Rum	35.4%	33.3%
Vodka	23.0%	32.2%
Liqueurs	24.6%	20.9%
Whiskey	11.7%	12.4%
Tequila	0.5%	0.7%
Wine	4.5%	0.5%
Other	0.3%	0.0%
Total	100.0%	100.0%

Critical accounting policies and estimates

A number of estimates and assumptions affect our reported amounts of assets and liabilities, amounts of sales and expenses and disclosure of contingent assets and liabilities in our financial statements. On an ongoing basis, we evaluate these estimates and assumptions based on historical experience and other factors and circumstances. We believe our estimates and assumptions are reasonable under the circumstances; however, actual results may differ from these estimates.

We believe that the estimates and assumptions discussed below are most important to the portrayal of our financial condition and results of operations in that they require our most difficult, subjective or complex judgments and form the basis for the accounting policies deemed to be most critical to our operations.

Revenue recognition

We recognize revenue from product sales when the product is shipped to a customer (generally a distributor), title and risk of loss has passed to the customer under the terms of sale (FOB shipping point or FOB destination) and collection is reasonably assured. We do not offer a right of return but will accept returns if we shipped the wrong product or wrong quantity. Revenue is not recognized on shipments to control states in the United States until such time as the product is sold through to the retail channel.

Accounts receivable

We record trade accounts receivable at net realizable value. This value includes an appropriate allowance for estimated uncollectible accounts to reflect any loss anticipated on the trade accounts receivable balances and charged to the provision for doubtful accounts. We calculate this allowance based on our history of write-offs, level of past due accounts based on contractual terms of the receivables and our relationships with, and economic status of, our customers.

Inventory valuation

Our inventory, which consists of distilled spirits, bulk wine, dry good raw materials (bottles, labels and caps), packaging and finished goods, is valued at the lower of cost or market, using the weighted average cost method. We assess the valuation of our inventories and reduce the carrying value of those inventories that are obsolete or in excess of our forecasted usage to their estimated realizable value. We estimate the net realizable value of such inventories based on analyses and assumptions including, but not limited to, historical usage, future demand and market requirements. Reduction to the carrying value of inventories is recorded in cost of goods sold.

Goodwill and other intangible assets

As of March 31, 2011 and 2010, we recorded $1.1 million and $1.0 million, respectively, of goodwill that arose from acquisitions. Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets of businesses acquired. Intangible assets with indefinite lives consist primarily of rights, trademarks, trade names and formulations. We are required to analyze our goodwill and other intangible assets with indefinite lives for impairment on an annual basis as well as when events and circumstances indicate that an impairment may have occurred. Certain factors that may occur and indicate that an impairment exists include, but are not limited to, operating results that are lower than expected and adverse industry or market economic trends. We evaluate the recover ability of goodwill and indefinite lived intangible assets using a two-step impairment test approach at the reporting unit level. In the first step the fair value for the reporting unit is compared to its book value including goodwill. If the fair value of the reporting unit is less than the book value, a second step is performed which compares the implied fair value of the reporting unit's goodwill to the book value of the goodwill. The fair value for the goodwill is determined based on the difference between the fair values of the reporting units and the net fair values of the identifiable assets and liabilities of such reporting units. If the fair value of the goodwill is less than the book value, the difference is recognized as an impairment.

The fair value of each reporting unit was determined at each of March 31, 2011 and 2010 by weighting a combination of the present value of our discounted anticipated future operating cash flows and values based on market multiples of revenue and earnings before interest, taxes, depreciation and amortization ("EBITDA") of comparable companies. We did not record an impairment on goodwill or other intangible assets for fiscal 2011 or 2010.

Intangible assets with estimable useful lives are amortized over their respective estimated useful lives to the estimated residual values and reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. We are required to amortize intangible assets with estimable useful lives over their respective estimated useful lives to the estimated residual values and to review intangible assets with estimable useful lives for impairment in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 310, "Accounting for the Impairment or Disposal of Long-lived Assets."

Stock-based awards

We follow current authoritative guidance regarding stock-based compensation, which requires all share-based payments, including grants of stock options, to be recognized in the income statement as an operating expense, based on their fair values on the grant date. Stock-based compensation was $0.2 million for each of fiscal 2011 and 2010. We used the Black-Scholes option-pricing model to estimate the fair value of options granted. The assumptions used in valuing the options granted during fiscal 2011 and 2010 are included in note 13 to our consolidated financial statements.

Fair value of financial instruments

ASC 825, "Financial Instruments" ("ASC 825"), defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties and requires disclosure of the fair value of certain financial instruments. We believe that there is no material difference between the fair value and the reported amounts of financial instruments in the balance sheets due to the short-term maturity of these instruments, or with respect to the debt, as compared to the current borrowing rates available to us. Further, our investments have been classified within Level 1 of ASC 825 and are reported at fair value.

Results of operations

The following table sets forth, for the periods indicated, the percentage of net sales of certain items in our consolidated financial statements.

	Years ended March 31, 2011	Years ended March 31, 2010
Sales, net	100.0%	100.0%
Cost of sales	65.3%	66.0%
Reversal of provision for obsolete inventory	(0.1)%	(2.3)%
Gross profit	34.8%	36.3%
Selling expense	33.6%	33.6%
General and administrative expense	15.3%	19.7%
Depreciation and amortization	2.9%	3.2%
Loss from operations	(17.0)%	(20.2)%
Other income	0.0%	0.0%
Other expense	0.0%	(0.2)%
Loss from equity investment in non-consolidated affiliate	0.0%	0.0%
Foreign exchange (loss) gain	(1.0)%	7.4%
Interest (expense) income, net	(1.3)%	0.1%
Gain on sale of intangible asset	0.0%	1.4%
Gain on exchange of note payable	0.0%	0.9%
Income tax benefit	0.5%	0.5%
Net loss	(18.8)%	(10.1)%
Net (income) loss attributable to noncontrolling interests	(1.0)%	0.0%
Net loss attributable to common shareholders	$ (19.8)%	$ (10.1)%

The following is a reconciliation of net loss attributable to common shareholders to EBITDA, as adjusted:

	Years ended March 31, 2011	Years ended March 31, 2010
Net loss attributable to common shareholders	$ (6,307,282)	$ (2,871,654)
Adjustments:		
Interest (expense) income, net	405,384	(22,147)
Income tax benefit	(148,152)	(148,152)
Depreciation and amortization	919,751	924,946
EBITDA (loss)	(5,130,299)	(2,117,007)
Allowance for doubtful accounts	(2,063)	316,365
Allowance for obsolete inventory	(39,199)	(657,599)
Stock-based compensation expense	169,741	160,347
Severance expense	330,779	—
Other income	(1,579)	(491)
Other expense	300	49,993
Loss from equity investment in non-consolidated affiliate	2,827	—
Foreign exchange (loss) gain	308,585	(2,126,214)
Gain on sale of intangible asset	—	(405,900)
Gain on exchange of note payable	—	(270,275)
Net income attributable to noncontrolling interests	312,739	5,197
EBITDA, as adjusted	(4,048,169)	(5,045,584)

Our EBITDA, as adjusted, improved 20.0% to ($4.1) million for the year ended March 31, 2011, as compared to ($5.1) million for the comparable prior-year period, primarily as a result of our increased sales and decreases in our general and administrative expense. These improvements were offset by an increase in selling expense, primarily due to the costs associated with our fine wine division.

Earnings before interest, taxes, depreciation and amortization, or EBITDA, adjusted for allowances for doubtful accounts and obsolete inventory, non-cash compensation expense and severance charges is a key metric we use in evaluating our financial performance. EBITDA is considered a non-GAAP financial measure as defined by Regulation G promulgated by the SEC under the Securities Act of 1933, as amended. We consider EBITDA, as adjusted, important in evaluating our performance on a consistent basis across various periods. Due to the significance of non-cash and non-recurring items, EBITDA, as adjusted, enables our Board of Directors and management to monitor and evaluate the business on a consistent basis. We use EBITDA, as adjusted, as a primary measure, among others, to analyze and evaluate financial and strategic planning decisions rega rding future operating investments and allocation of capital resources. We believe that EBITDA, as adjusted, eliminates items that are not indicative of our core operating performance, such as severance expense, or do not involve a cash outlay, such as stock-based compensation expense. EBITDA, as adjusted, should be considered in addition to, rather than as a substitute for, income from operations, net income and cash flows from operating activities.

Fiscal 2011 compared with fiscal 2010

Net sales. Net sales increased 12.4% to $32.0 million for the year ended March 31, 2011, as compared to $28.5 million for the comparable prior-year period. Our U.S. case sales as a percentage of total case sales increased to 80.6% for the year ended March 31, 2011, as compared to 76.2% for the comparable prior-year period due to the organic growth of certain brands and the introduction of three new brands into the U.S. market. Our international case sales suffered from changes in wholesalers and increased price competition in the vodka category, which also affected vodka sales in the U.S. U.S. net sales increased to $28.1 million for the year ended March 31, 2011 from $24.2 million for the comparable prior-year period. 2011 U.S. net sales include $2.1 million in revenue from sales of our Betts & Scholl wines, which we acquired in September 2009, $0.9 million in revenue from sales of the Travis Hasse's Pie liqueurs, which we launched in September 2010, and $0.3 million in revenue from sales of the A. de Fussigny cognacs, which we launched in August 2010. The growth in U.S. sales reflects the momentum for our Gosling's rums, Jefferson's bourbons, Irish whiskies and Brady's Irish Cream.

The table below presents the increase or decrease, as applicable, in case sales by product category for the year ended March 31, 2011 as compared to the year ended March 31, 2010:

	Increase/(decrease) in case sales		Percentage increase/(decrease)	
	Overall	U.S.	Overall	U.S.
Rum	13,703	10,332	14.4%	13.8%
Vodka	(21,237)	(11,482)	(23.1)%	(17.3)%
Liqueurs	15,502	15,656	25.9%	26.9%
Whiskey	355	2,398	1.0%	15.7%
Tequila	(702)	(702)	(33.4)%	(33.4)%
Wine	12,496	12,496	951.0%	951.0%
Other	974	974	—	—
Total	21,091	29,672	7.4%	13.6%

Gross profit. Gross profit increased 7.8% to $11.1 million for the year ended March 31, 2011 from $10.3 million for the comparable prior-year period, while our gross margin decreased to 34.8% for the year ended March 31, 2011 compared to 36.4% for the comparable prior-year period. During the years ended March 31, 2011 and 2010, we recorded reversals of our allowance for obsolete and slow moving inventory of $0.04 million and $0.7 million, respectively. We recorded these reversals because we were able to sell certain goods included in the allowance recorded during previous fiscal years. Absent the reversals of the allowance, our gr oss profit was $11.1 million and $9.7 million for the years ended March 31, 2011 and 2010, respectively, and our gross margin was 34.7% and 34.0%, respectively.

Selling expense. Selling expense increased 12.3% to $10.8 million for the year ended March 31, 2011 from $9.6 million for the comparable prior-year period. This increase in selling expense resulted from $0.5 million in increased employee expense due to the addition of staff in our fine wine division, $0.3 million in severance charges, and an increase of $0.4 million in shipping costs to our distributors due to our move to delivered pricing in which we are responsible for all shipping charges to our distributors and include these charges in our price to the distributor. Previously, the individual distributors were responsible for shipping costs. This increase in selling expense was offset by a decrease in advertising, marketing and promotion expense of $0.2 million for the year ende d March 31, 2011 compared to the comparable prior-year period. The increase in selling expense was substantially offset by an increase in sales, resulting in selling expense as a percentage of net sales of 33.6% for each of the years ended March 31, 2011 and 2010.

General and administrative expense. General and administrative expense decreased 12.8% to $4.9 million for the year ended March 31, 2011 as compared to $5.6 million for the comparable prior-year period, primarily due to decreases of $0.4 million in professional fees and $0.1 million in employee expense due to our ongoing cost containment efforts. Also, the year ended March 31, 2010 included $0.3 million in bad debt expense due to the insolvency of certain international distributors. As a result of decreased expenses and an increase in sales in the current period, general and administrative expense as a percentage of net sales decreased to 15.3% for the year ended March 31, 2011 as compared to 19.7% for the comparable prior-year period.

Depreciation and amortization. Depreciation and amortization was $0.9 million for each of the years ended March 31, 2011 and 2010.

Loss from operations. As a result of the foregoing, our loss from operations improved 6.3% to ($5.4) million for the year ended March 31, 2011 from ($5.8) million for the comparable prior-year period. As a result of our focus on our stronger growth markets and better performing brands, and expected growth from our existing brands, recently acquired brands and brands we may acquire in the future, we anticipate improved results of operations in the near term as compared to comparable prior-year periods, although there is no assurance that we will attain such results.

Loss from equity investment in non-consolidated affiliate. We have accounted for our investment in DP Castle Partners, LLC on the equity method of accounting. Loss from this investment was $0.003 million for the year ended March 31, 2011.

Foreign exchange (loss) gain. Foreign exchange loss for the year ended March 31, 2011 was ($0.3) million as compared to a gain of $2.1 million for the year ended March 31, 2010 due to the weakening of the U.S. dollar against the Euro and its effect on our Euro-denominated intercompany balances due to our foreign subsidiaries for inventory purchases. In November 2009, to improve the liquidity of our foreign subsidiaries, we converted our intercompany balances due from our foreign subsidiaries into an additional investment in these subsidiaries. Beginning December 1, 2009, any translation gain or loss from the restatement of any investment in our foreign subsidiaries will be included in other comprehensive income. Prior to this conversion, we considered these transactions to be tradi ng balances and short-term funding subject to transaction adjustment under ASC 830, "Foreign Currency Matters". As such, at each balance sheet date, we restated the Euro-denominated intercompany advances included on the books of the foreign subsidiaries in U.S. dollars at the exchange rate in effect at the balance sheet date, with the resulting foreign currency transaction gain or loss included in net loss.

Interest (expense) income, net. We had interest expense, net of ($0.4) million for the year ended March 31, 2011 as compared to interest income, net of $0.02 million for the year ended March 31, 2010. The increase in interest expense is due to the outstanding balances on our notes payable as described below in "Liquidity and Capital Resources," particularly our $2.5 million revolving credit facility, the Frost Note and the December 2010 Promissory Notes. We expect interest expense to decrease in future periods due to the Frost Note and the December 2010 Promissory Notes converting to Series A Preferred Stock following shareholder approval as part of the $7.0 Private Placement transaction described above.

Gain on sale of intangible asset. In November 2009, we sold our Sam Houston bourbon brand to a third party for $0.5 million in cash. This sale resulted in a gain of $0.4 million for the year ended March 31, 2010.

Gain on exchange of note payable. In May 2009, we exchanged our subsidiary's outstanding 3% note payable for 200,000 shares of our common stock. This resulted in a pre-tax, non-cash gain of $0.3 million for the year ended March 31, 2010.

Net (income) loss attributable to noncontrolling interests. Net (income) loss attributable to noncontrolling interests during the year ended March 31, 2011 amounted to a loss of ($0.3) million as compared to a loss of ($0.01) million for the comparable prior-year period, both the result of allocated net results recorded by our 60%-owned subsidiary, Gosling-Castle Partners, Inc.

Net loss attributable to common shareholders. As a result of the net effects of the foregoing, net loss attributable to common shareholders for the year ended March 31, 2011 increased to a loss of $6.3 million from a loss of $2.9 million for the year ended March 31, 2010. Net loss per common share, basic and diluted, was $0.06 per share for the year ended March 31, 2011 as compared to $0.03 per share for the comparable prior-year period.

Potential fluctuations in quarterly results and seasonality

Our industry is subject to seasonality with peak sales in each major category generally occurring in the fourth calendar quarter, which is our third fiscal quarter. This holiday demand typically results in slightly higher sales for us in our second and/or third fiscal quarters.

Liquidity and capital resources

Overview

Since our inception, we have incurred significant operating and net losses and have not generated positive cash flows from operations. For the year ended March 31, 2011, we had a net loss of $6.3 million, and used cash of $4.3 million in operating activities. As of March 31, 2011, we had cash and cash equivalents of $1.0 and had an accumulated deficit of $118.4 million.

In June 2011, we entered into definitive agreements to issue an aggregate of approximately $7.0 million of our Series A Convertible Preferred Stock in a series of private placement transactions.

Under the terms of the transactions, we issued $2.2 million of Series A Preferred Stock for its stated value and warrants to purchase an aggregate of 3.5 million shares of our common stock, to third-party purchasers. Also, we will issue approximately $4.8 million of additional Series A Preferred Stock for its stated value and warrants to purchase an aggregate of approximately 7.9 million additional shares of our common stock, to certain of our directors, officers and other affiliates following shareholder approval of such issuance in accordance with the rules and regulations of the NYSE Amex. Pending shareholder approval, we issued an aggregate of $1.0 million in promissory notes to the affiliate investors; following shareholder approval, such promissory notes and $3.8 million in existing debt and accrued but unpaid interest thereon will convert to Series A Preferred Stock and warrants to purchase our common stock. Holders of approximately 41.4% of our outstanding common stock have entered into irrevocable agreements to vote their shares in connection with the transactions.

We believe that the financing described above, combined with our current cash and working capital, will enable us to fund our losses until profitability, ensure continuity of supply of certain of our brands, fund future acquisitions and agency relationships, and support new brand initiatives and marketing programs. The additional capital enhances our ability to attract new brands, further strengthens our relationships with our distributors and should enable us to access more traditional third party working capital financing.

Existing Financing

In December 2010, we issued promissory notes in the aggregate principal amount of $1.0 million to Frost Gamma Investments Trust, Vector Group Ltd., IVC Investors, LLLP, Mark E. Andrews, III, and Richard J. Lampen. Borrowings under these notes mature on June 21, 2012 and bear interest at a rate of 11% per annum. Interest is accrued quarterly and is due at maturity. These notes may be prepaid in whole or in part at any time prior to maturity without penalty, but with payment of accrued interest to the date of prepayment. These notes do not contain any financial covenants. As of March 31, 2011, $1.03 million consisting of $1.0 million of principal and $0.03 million of accrued interest was outstanding under these notes. These notes will be converted to Series A Preferred Stock following sh areholder approval as part of $7.0 Private Placement transaction described above.

In June 2010, we issued a $2.0 million note to an affiliate of Phillip Frost, M.D. Borrowings under the Frost Note mature on June 21, 2012 and bear interest at a rate of 11% per annum. Interest is accrued quarterly and due at maturity. The Frost Note may be prepaid in whole or in part at any time prior to maturity without penalty, but with payment of accrued interest to the date of prepayment. The Frost Note does not contain any financial covenants. As of March 31, 2011, $2.2 million, consisting of $2.0 million of principal and $0.2 million of accrued interest was outstanding under the Frost Note. This note will be converted to Series A Preferred Stock following shareholder approval as part of the $7.0 Private Placement transaction described above.

In December 2009, we entered into a $2.5 million revolving credit agreement with, among others, Frost Gamma Investments Trust, Vector Group Ltd., Lafferty Ltd., IVC Investors, LLLP, Mark E. Andrews, III and Richard J. Lampen. Under the credit agreement, we may borrow from time to time up to $2.5 million to be used for working capital or general corporate purposes. Borrowings under the credit agreement mature on April 1, 2013 and bear interest at a rate of 11% per annum, payable quarterly. The credit agreement provides for the payment of an aggregate commitment fee of $75,000 payable to the lenders over the three-year period. The note issued under the credit agreement contains customary events of default, which if uncured, entitle the holders to accelerate the due date of the unpaid principal amount of, and all accrued and unpai d interest on, such note. Amounts may be repaid and reborrowed under the revolving credit agreement without penalty. At March 31, 2011, the note was secured by $8.7 million of inventory and $5.1 million in trade accounts receivable of Castle Brands (USA) Corp. under a security agreement. $0.5 million of this facility will be converted to Series A Preferred Stock following shareholder approval as part of the $7.0 Private Placement transaction described above. We have borrowed the full amount available under the credit agreement as of the date of this report.

In connection with the September 2009 Betts & Scholl acquisition, we issued a secured promissory note in the aggregate principal amount of $1.1 million to Betts & Scholl, LLC, an entity affiliated with Dennis Scholl, who become a director of the Company at the time of the acquisition. The note is secured under a security agreement by the Betts & Scholl inventory acquired. The note provides for an initial payment of $0.3 million, paid at closing, and for eight equal quarterly payments of principal and interest, with the final payment due on September 21, 2011. Interest under the note accrues at an annual rate of 0.84%, compounded quarterly. The note contains customary events of default, which if uncured, entitle the holder to accelerate the due date of the unpaid principal amount of, and all accrued and unpaid interest on, the note. In December 2010, we entered into a letter agreement amending the terms of the note with Betts & Scholl, LLC, that provides that the quarterly installment payments of principal and interest due December 21, 2010 and March 21, 2011, each in the amount of approximately $107,000, will not be due and payable until the maturity date of such note and that such installment payments will bear interest, payable on such maturity date, at the rate of 11% per annum, compounded quarterly. $0.1 million of this note will be converted to Series A Preferred Stock following shareholder approval as part of the $7.0 Private Placement transaction described in above.

In December 2009, Gosling-Castle Partners, Inc., a 60% owned subsidiary, issued a promissory note (the "GCP Note") in the aggregate principal amount of $0.2 million to Gosling's Export (Bermuda) Limited in exchange for credits issued on certain inventory purchases. This note matures on April 1, 2020, is payable at maturity, subject to certain acceleration events, and calls for annual interest of 5%, to be accrued and paid at maturity. Interest has been recorded retroactive to November 15, 2008.

Liquidity Discussion

As of March 31, 2011, we had shareholders' equity of $16.5 million as compared to $22.7 million at March 31, 2010. This decrease is primarily due to our total comprehensive loss in the year ended March 31, 2011. We had working capital of $11.5 million at March 31, 2011 as compared to $11.3 million as of March 31, 2010. This increase is primarily due to increased inventory, particularly wine inventory.

As of March 31, 2011, we had cash and cash equivalents of approximately $1.0 million, as compared to $1.3 million as of March 31, 2010. The decrease is primarily attributable to the funding of our operations and working capital needs for the year ended March 31, 2011, partially offset by the $2.0 million borrowed under the Frost Note, $2.5 million borrowed under our $2.5 million revolving credit agreement and $1.0 million borrowed under the December 2010 Promissory Notes. At March 31, 2011, we also had approximately $0.5 million of cash restricted from withdrawal and held by a bank in Ireland as collateral for overdraft coverage, creditors' insurance, revolving credit, and other working capital purposes.

The following may result in a material decrease in our liquidity over the near-to-mid term:

- continued significant levels of cash losses from operations;
- an increase in working capital requirements to finance higher levels of inventories and accounts receivable;
- our ability to maintain and improve our relationships with our distributors and our routes to market;
- our ability to procure raw materials at a favorable price to support our level of sales;
- potential acquisitions of additional brands; and
- expansion into new markets and within existing markets in the United States and internationally.

We continue to implement a plan to support the growth of existing brands through sales and marketing initiatives that we expect will generate cash flows from operations in the next few years. As part of this plan, we seek to grow our business through expansion to new markets, growth in existing markets and strengthened distributor relationships. Further, we are actively seeking to reduce our inventory levels in an effort to reduce our working capital requirements and provide improved cash flow from operations. We are also seeking additional brands and agency relationships to leverage our existing distribution platform. We intend to finance our brand acquisitions through a combination of our available cash resources, borrowings and, in appropriate circumstances, additional issuances of equity and/or debt securities. Acquiring additional b rands could have a significant effect on our financial position, could materially reduce our liquidity and could cause substantial fluctuations in our quarterly and yearly operating results. We are also taking a systematic approach to expense reduction, seeking improvements in routes to market and containing production costs to improve cash flows.

Cash flows

The following table summarizes our primary sources and uses of cash during the periods presented:

	Years ended March 31,	
	2011	2010
	(in thousands)	
Net cash provided by (used in):		
Operating activities	$ (4,209)	$ (5,918)
Investing activities	(306)	3,967
Financing activities	4,272	(769)
Effect of foreign currency translation	9	(11)
Net decrease in cash and cash equivalents	$ (234)	$ (2,731)

Operating activities. A substantial portion of available cash has been used to fund our operating activities. In general, these cash funding requirements are based on operating losses, driven chiefly by the costs in maintaining our distribution system and our sales and marketing activities. We have also utilized cash to fund our receivables and inventories. In general, these cash outlays for receivables and inventories are only partially offset by increases in our accounts payable to our suppliers.

On average, the production cycle for our owned brands is up to three months from the time we obtain the distilled spirits, bulk wine and other materials needed to bottle and package our products to the time we receive products available for sale, in part due to the international nature of our business. We do not produce Gosling's rums, Pallini liqueurs, Tierras tequila, or A. de Fussigny cognacs. Instead, we receive the finished product directly from the owners of such brands. From the time we have products available for sale, an additional two to three months may be required before we sell our inventory and collect payment from customers.

During the year ended March 31, 2011, net cash used in operating activities was $4.2 million, consisting primarily of a net loss of $6.0 million, a $0.2 million increase in accounts receivable, a $0.4 million decrease in accounts payable and accrued expenses, and a $0.2 million increase in due from affiliates. These uses of cash were partially offset by $0.2 million in non-cash interest, a $0.3 million decrease in inventory, a $1.1 million increase in due to related parties, a $0.1 million decrease in other assets and depreciation and amortization expense of $0.9 million.

During the year ended March 31, 2010, net cash used in operating activities was $5.9 million, consisting primarily of a net loss of $2.9 million, the effects of changes in foreign exchange of $2.4 million, a decrease in accounts payable and accrued expenses of $1.7 million , a $0.7 million decrease in due to related parties, a decrease in allowance for obsolete inventories of $0.6 million, a gain on the sale of intangible assets of $0.4 million and a gain on the conversion of debt of $0.3 million. These uses of cash were partially offset by a $1.2 million decrease in accounts receivable, depreciation and amortization expense of $0.9 million and a $0.7 million decrease in inventories.

Investing Activities. Net cash used in investing activities was $0.3 million for the year ended March 31, 2011, representing a $0.2 million equity investment in a non-consolidated affiliate, $0.3 million used in the acquisition of fixed and intangible assets and $0.1 million in payments under contingent consideration agreements, offset by a $0.2 million decrease in restricted cash.

Net cash provided by investing activities was $4.0 million for the year ended March 31, 2010, representing $3.7 million in net proceeds from the sale of certain short-term investments and $0.5 million in proceeds from the sale of intangible assets, offset by $0.1 million used in the acquisition of fixed assets and $0.1 million in payments under contingent consideration agreements.

Financing activities. Net cash provided by financing activities for the year ended March 31, 2011 was $4.3 million, consisting of the $2.0 million borrowed under the Frost Note, $2.5 million borrowed under our $2.5 million revolving credit agreement, $1.0 million borrowed under the December 2010 Promissory Notes. These proceeds were offset by the repayment of $0.2 million on the Betts & Scholl note and $1.0 million for the repurchase of our common stock.

Net cash used in financing activities for the year ended March 31, 2010 was $0.8 million, consisting of the repayment of $0.1 million to a bank in Ireland under our revolving credit facility, the repayment of $0.5 million on the Betts & Scholl note and $0.2 million for the repurchase of our common stock.

Obligations and commitments

Irish bank facilities. We have credit facilities with availability aggregating approximately €0.3 million ($0.5 million) with an Irish bank, including overdraft, customs and excise guaranty, and a revolving credit facility. These facilities are payable on demand, continue until terminated by either party, are subject to annual review and call for interest at the lender's AA1 Rate minus 1.70%. We have deposited €0.3 million ($0.5 million) with the bank to secure these borrowings.

We believe we are in compliance with the financial covenants of our Irish bank facilities as of March 31, 2011.

Betts & Scholl note. In connection with our acquisition of the assets of Betts & Scholl, LLC in September 2009, we issued a secured promissory note to Betts & Scholl, LLC in the aggregate principal amount of $1.1 million. The note is secured by the Betts & Scholl inventory acquired under a security agreement. This note provided for an initial payment of $0.25 million, paid at closing, and for eight equal quarterly payments of principal and interest, with the final payment due on September 21, 2011. Interest under the note accrues at an annual rate of 0.84%, the applicable federal rate on the acquisition date, compounded quarterly. This note contains customary events of default, which if uncured, entitle the holder to accelerate the due date of the unpaid principal amount of, and all accrued and unpaid interest on, this note. In December 2010, we entered into a letter agreement with Betts & Scholl, LLC amending the terms of the note which provides that the quarterly installment payments of principal and interest due December 21, 2010 and March 21, 2011, each in the amount of approximately $0.1, will not be due and payable until the maturity date of such note and that such installment payments will bear interest, payable on such maturity date, at the rate of 11% per annum, compounded quarterly. $0.1 million of this note will be converted to Series A Preferred Stock following shareholder approval as part of the $7.0 Private Placement transaction described above.

Gosling-Castle Partners note. In December 2009, Gosling-Castle Partners issued the GCP Note in the aggregate principal amount of $0.2 million to Gosling's Export in exchange for credits issued on certain inventory purchases. The GCP Note matures on April 1, 2020, is payable at maturity, subject to certain acceleration events, and calls for annual interest of 5%, to be accrued and paid at maturity. Interest has been recorded retroactive to November 15, 2008.

December 2010 Promissory Note. In December 2010, we issued promissory notes in the aggregate principal amount of $1.0 million to Frost Gamma Investments Trust, Vector Group Ltd., IVC Investors, LLLP, Mark E. Andrews, III, and Richard J. Lampen. Borrowings under these notes mature on June 21, 2012 and bear interest at a rate of 11% per annum. Interest is accrued quarterly and due at maturity. These notes may be prepaid in whole or in part at any time prior to maturity without penalty, but with payment of accrued interest to the date of prepayment. These notes do not contain any financial covenants. As of March 31, 2011, $1.0. million of principal and $0.03 million of accrued interest was outstanding under these notes. These notes will be converted to Series A Preferred Stock following shareholder approval as part of the $7.0 Private Placement transaction described above.

Frost Note. In June 2010, we issued the Frost Note, a $2.0 million note to an affiliate of Phillip Frost, M.D. Borrowings under the Frost Note mature on June 21, 2012 and bear interest at a rate of 11% per annum. Interest is accrued quarterly and due at maturity. The Frost Note may be prepaid in whole or in part at any time prior to maturity without penalty, but with payment of accrued interest to the date of prepayment. The Frost Note does not contain any financial covenants. As of March 31, 2011, $2.2 million, consisting of $2.0 million of principal and $0.2 million of accrued interest was outstanding under the Frost Note. This note will be converted to Series A Preferred Stock following shareholder approval as part of the $7.0 Private Placement transactio n described above.

Revolving credit agreement. In December 2009, we entered into a $2.5 million revolving credit agreement with, among others, Frost Gamma Investments Trust, Vector Group Ltd., Lafferty Ltd., IVC Investors, LLLP, Mark E. Andrews, III and Richard J. Lampen. Under the credit agreement, we may borrow from time to time up to $2.5 million to be used for working capital or general corporate purposes. Borrowings under the credit agreement mature on April 1, 2013 and bear interest at a rate of 11% per annum, payable quarterly. The credit agreement provides for the payment of an aggregate commitment fee of $75,000 payable to the lenders over the three-year period. The note issued under the credit agreement contains customary events of default, which if uncured, ent itle the holders to accelerate the due date of the unpaid principal amount of, and all accrued and unpaid interest on, such note. Amounts may be repaid and reborrowed under the revolving credit agreement without penalty. At March 31, 2011, the note was secured by $8.7 million of inventory and $5.1 million in trade accounts receivable of Castle Brands (USA) Corp. under a security agreement. $0.5 million of this facility will be converted to Series A Preferred Stock following shareholder approval as part of the $7.0 Private Placement transaction described above. We have borrowed the full amount available under the credit agreement as of the date of this report.

Currency Translation

The functional currencies for our foreign operations are the Euro in Ireland and the British Pound in the United Kingdom. With respect to our consolidated financial statements, the translation from the applicable foreign currencies to U.S. Dollars is performed for balance sheet accounts using exchange rates in effect at the balance sheet date and for revenue and expense accounts using a weighted average exchange rate during the period. The resulting translation adjustments are recorded as a component of other comprehensive income. In November 2009, to improve the liquidity of our foreign subsidiaries, we converted our intercompany balances due from our foreign subsidiaries into an additional investment in these subsidiaries. Beginning December 1, 2009, the translation gain or loss from the restate ment of any investment in our foreign subsidiaries will be included in other comprehensive income. Prior to this conversion, we considered these transactions to be trading balances and short-term funding subject to transaction adjustment under ASC 830, "Foreign Currency Matters". As such, at each balance sheet date, we restated the Euro denominated intercompany advances included on the books of the foreign subsidiaries in U.S. Dollars at the exchange rate in effect at the balance sheet date, with the resulting foreign currency transaction gain or loss included in net loss.

Where in this annual report we refer to amounts in Euros or British Pounds, we have for your convenience also in certain cases provided a conversion of those amounts to U.S. Dollars in parentheses. Where the numbers refer to a specific balance sheet account date or financial statement account period, we have used the exchange rate that was used to perform the conversions in connection with the applicable financial statement. In all other instances, unless otherwise indicated, the conversions have been made using the exchange rates as of March 31, 2011, each as calculated from the Interbank exchange rates as reported by Oanda.com. On March 31, 2011, the exchange rate of the Euro and the British Pound in exchange for U.S. Dollars was €1.00 = U.S. $1.40979 (equivalent to U.S. $1.00 = €0.70927) and £1.00 = U.S. $1 .60315 (equivalent to U.S. $1.00 = £0.62368).

These conversions should not be construed as representations that the Euro and British Pound amounts actually represent U.S. Dollar amounts or could be converted into U.S. Dollars at the rates indicated.

Impact of inflation

We believe that our results of operations are not materially impacted by moderate changes in the inflation rate. Inflation and changing prices did not have a material impact on our operations during fiscal 2011 or 2010. Severe increases in inflation, however, could affect the global and U.S. economies and could have an adverse impact on our business, financial condition and results of operations.

Recent accounting pronouncements

We discuss recently issued and adopted accounting standards in the "Accounting standards adopted" and "Recent accounting pronouncements" sections of note 1 of the "Notes to Consolidated Financial Statements" in the accompanying consolidated financial statements.

Cautionary Note Regarding Forward-Looking Statements

This annual report includes certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements, which involve risks and uncertainties, relate to the discussion of our business strategies and our expectations concerning future operations, margins, profitability, liquidity and capital resources and to analyses and other information that are based on forecasts of future results and estimates of amounts not yet determinable. We use words such as "may", "will", "should", "expects", "intends", "plans", "anticipates", "believes", "estimates", "seeks", "expects", "predicts", "could", "projects",–0;potential" and similar terms and phrases, including references to assumptions, in this report to identify forward-looking statements. These forward-looking statements are made based on expectations and beliefs concerning future events affecting us and are subject to uncertainties, risks and factors relating to our operations and business environments, all of which are difficult to predict and many of which are beyond our control, that could cause our actual results to differ materially from those matters expressed or implied by these forward-looking statements. These risks and other factors include those listed under "Risk Factors" and as follows:

- our history of losses and expectation of further losses;
- the effect of poor operating results on our company;
- the adequacy of our cash resources and our ability to raise additional capital;
- our ability to expand our operations in both new and existing markets and our ability to develop or acquire new brands;
- our relationships with and our dependency on our distributors;
- the impact of supply shortages and alcohol and packaging costs in general, as well as our dependency on a limited number of suppliers and inventory requirements;
- the success of our sales and marketing activities;
- economic and political conditions generally, including the current recessionary economic environment and concurrent market instability;
- the effect of competition in our industry;
- negative publicity surrounding our products or the consumption of beverage alcohol products in general;
- our ability to acquire and/or maintain brand recognition and acceptance;
- trends in consumer tastes;
- our and our strategic partners' abilities to protect trademarks and other proprietary information;
- the impact of litigation;
- the impact of currency exchange rate fluctuations and devaluations on our revenues, sales and overall financial results;
- our executive officers, directors and principal shareholders own a substantial portion of our voting stock; and

- the impact of federal, state, local or foreign government regulations.

We assume no obligation to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in, or implied by, these forward-looking statements, even if new information becomes available in the future.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

As a smaller reporting company, we are not required to provide the information required by this Item.

Item 8. Financial Statements and Supplementary Data

Index to Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Castle Brands Inc.

We have audited the accompanying consolidated balance sheets of Castle Brands Inc. and subsidiaries (the "Company") as of March 31, 2011 and 2010, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amo unts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of March 31, 2011 and 2010, and the consolidated results of its operations, changes in shareholders' equity and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ EisnerAmper LLP
New York, New York
June 28, 2011

CASTLE BRANDS INC. AND SUBSIDIARIES
Consolidated Balance Sheets

	March 31, 2011	March 31, 2010
ASSETS:		
Current Assets		
Cash and cash equivalents	$ 1,047,372	$ 1,281,141
Accounts receivable — net of allowance for doubtful accounts of $461,941 and $807,438, respectively	5,636,494	5,394,019
Due from shareholders and affiliates	216,361	2,192
Inventories— net of allowance for obsolete and slow moving inventory of $207,142 and $370,869, respectively	9,869,080	9,243,801
Prepaid expenses and other current assets	1,008,885	960,033
Total Current Assets	17,778,192	16,881,186
Equipment — net	509,554	482,025
Other Assets		
Investment in non-consolidated affiliate, at equity	155,573	—
Intangible assets — net of accumulated amortization of $4,171,882 and $3,437,237, respectively	10,999,335	11,669,432
Goodwill	1,126,010	994,044
Restricted cash	468,007	693,966
Other assets	68,975	169,134
Total Assets	$ 31,105,646	$ 30,889,787
LIABILITIES AND EQUITY:		
Current Liabilities		
Current maturities of notes payable	$ 426,175	$ 425,435
Accounts payable	3,444,813	3,826,705
Accrued expenses	733,551	657,934
Due to shareholders and affiliates	1,734,497	676,028
Total Current Liabilities	6,339,036	5,586,102
Long-Term Liabilities		
Notes payable	5,910,484	434,034
Deferred tax liability	1,962,760	2,110,912
Total Liabilities	14,212,280	8,131,048
Commitments and Contingencies (Note 15)		
Equity		
Preferred stock, $.01 par value, 25,000,000 shares authorized, none outstanding	—	—
Common stock, $.01 par value, 225,000,000 shares authorized, 107,202,145 and 107,955,207 shares issued and outstanding at March 31, 2011 and 2010, respectively	1,072,021	1,079,552
Additional paid-in capital	135,468,120	135,466,448
Accumulated deficit	(118,413,246)	(112,105,964)
Accumulated other comprehensive loss	(1,633,502)	(1,768,531)
Total controlling shareholders' equity	16,493,393	22,671,505
Noncontrolling interests	399,973	87,234
Total equity	16,893,366	22,758,739
Total Liabilities and Equity	$ 31,105,646	$ 30,889,787

See accompanying notes to the consolidated financial statements.

CASTLE BRANDS INC. AND SUBSIDIARIES
Consolidated Statements of Operations

	Years ended March 31,	
	2011	2010
Sales, net*	$ 31,997,276	$ 28,475,842
Cost of sales*	20,890,019	18,797,602
Reversal of provision for obsolete inventory	(39,199)	(657,599)
Gross profit	11,146,456	10,335,839
Selling expense	10,756,673	9,582,099
General and administrative expense	4,897,210	5,618,437
Depreciation and amortization	919,751	924,946
Loss from operations	(5,427,178)	(5,789,643)
Other income	1,579	491
Other expense	(300)	(49,993)
Loss from equity investment in non-consolidated affiliate	(2,827)	—
Foreign exchange (loss) gain	(308,585)	2,126,214
Interest (expense) income, net	(405,384)	22,147
Gain on sale of intangible asset	—	405,900
Gain on exchange of note payable	—	270,275
Income tax benefit	148,152	148,152
Net loss	(5,994,543)	(2,866,457)
Net income attributable to noncontrolling interests	(312,739)	(5,197)
Net loss attributable to common shareholders	$ (6,307,282)	$ (2,871,654)
Net loss per common share, basic and diluted, attributable to common shareholders	$ (0.06)	$ (0.03)
Weighted average shares used in computation, basic and diluted, attributable to common shareholders	107,426,871	104,691,880

*Sales, net and Cost of sales include excise taxes of $4,913,168 and $5,022,230 for the years ended March 31, 2011 and 2010, respectively.

See accompanying notes to the consolidated financial statements.

CASTLE BRANDS INC. AND SUBSIDIARIES
Consolidated Statements of Changes in Equity

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interests	Total Equity
	Shares	Amount					
BALANCE, MARCH 31, 2009	101,612,349	$ 1,016,123	$ 133,576,957	$ (109,234,310)	$ 642,907	$ 82,037	$ 26,083,714
Comprehensive loss							
Net loss				(2,871,654)		5,197	(2,866,457)
Foreign currency translation adjustment					(2,411,438)		(2,411,438)
Total comprehensive loss							(5,277,895)
Exchange of 3% note payable, including interest (net of gain on conversion of $270,275)	200,000	2,000	42,000				44,000
Repurchase and retirement of common stock	(1,000,000)	(10,000)	(170,000)				(180,000)
Issuance of common stock in connection with Betts & Scholl, LLC asset acquisition	7,142,858	71,429	1,857,143				1,928,572
Stock-based compensation			160,348				160,348
BALANCE, MARCH 31, 2010	107,955,207	$ 1,079,552	$ 135,466,448	$ (112,105,964)	$ (1,768,531)	$ 87,234	$ 22,758,739
Comprehensive loss							
Net (loss) income				(6,307,282)		312,739	(5,994,543)
Foreign currency translation adjustment					135,029		135,029
Total comprehensive loss							(5,859,514)
Repurchase and retirement of common stock	(3,790,562)	(37,906)	(985,569)				(1,023,475)
Issuance of common stock in exchange for fine wine inventory	3,000,000	30,000	810,000				840,000
Issuance of common stock in connection with stock option exercises	37,500	375	7,500				7,875
Stock-based compensation			169,741				169,741
BALANCE, MARCH 31, 2011	107,202,145	$ 1,072,021	$ 135,468,120	$ (118,413,246)	$ (1,633,502)	$ 399,973	$ 16,893,366

See accompanying notes to the consolidated financial statements.

CASTLE BRANDS INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows

	Years ended March 31, 2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (5,994,543)	$ (2,866,457)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	919,751	924,946
Gain on sale of intangible asset	—	(405,900)
Provision for doubtful accounts	(2,063)	316,365
Amortization of deferred financing costs	12,500	2,083
Deferred tax benefit	(148,152)	(148,152)
Loss from equity investment in non-consolidated affiliate	2,827	—
Effect of changes in foreign exchange	80,952	(2,424,857)
Stock-based compensation expense	169,741	160,347
Provision for obsolete inventories	(39,199)	(657,599)
Non-cash interest charge	181,060	2,645
Gain on exchange of note payable	—	(270,275)
Changes in operations, assets and liabilities:		
Accounts receivable	(217,542)	1,219,534
Due from affiliates	(214,169)	72,823
Inventory	301,810	737,942
Prepaid expenses and supplies	(46,365)	(237,414)
Other assets	87,659	(23,558)
Accounts payable and accrued expenses	(362,042)	(1,668,131)
Due to related parties	1,058,469	(652,539)
Total adjustments	1,785,237	(3,051,740)
NET CASH USED IN OPERATING ACTIVITIES	(4,209,306)	(5,918,197)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of equipment	(202,341)	(93,383)
Acquisition of intangible assets	(64,548)	—
Investment in non-consolidated affiliate, at equity	(150,000)	—
Change in restricted cash	243,011	(5,249)
Proceeds from sale of intangible asset	—	500,000
Payments under contingent consideration agreements	(131,966)	(95,472)
Short-term investments — net	—	3,661,437
NET CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES	(305,844)	3,967,333
CASH FLOWS FROM FINANCING ACTIVITIES:		
Credit facilities — net	2,500,000	(126,438)
Note payable — Betts & Scholl	(212,271)	(461,208)
Promissory note – Frost Gamma Investments Trust	2,000,000	—
Promissory note – $1.0 million note	1,000,000	—
Payments of obligations under capital leases	—	(929)
Proceeds from stock option exercises	7,875	—
Repurchase of common stock	(1,023,475)	(180,000)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	4,272,129	(768,575)
EFFECTS OF FOREIGN CURRENCY TRANSLATION	9,252	(11,197)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(233,769)	(2,730,636)
CASH AND CASH EQUIVALENTS — BEGINNING	1,281,141	4,011,777
CASH AND CASH EQUIVALENTS — ENDING	**$ 1,047,372**	**$ 1,281,141**
SUPPLEMENTAL DISCLOSURES:		
Schedule of non-cash investing and financing activities:		
Issuance of common stock in exchange for fine wine inventory in June 2010	$ 840,000	$ —
Exchange of $314,275 of the 3% note payable, including all interest, by issuance of common stock for $44,000 in May 2009	$ —	$ 314,275
Acquisition of Betts & Scholl, LLC assets by issuance of common stock in September 2009	$ —	$ 1,928,572
Acquisition of Betts & Scholl, LLC assets by issuance of net note payable in September 2009	$ —	$ 844,541
Promissory note issued to Goslings Export (Bermuda) Limited in exchange for credits issued on certain inventory purchases	$ —	$ 211,580
Interest paid	$ 189,757	$ 10,689

See accompanying notes to the consolidated financial statements.

NOTE 1 — ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Description of business and business combination — The consolidated financial statements include the accounts of the Castle Brands Inc. (the "Company"), its wholly-owned subsidiaries, Castle Brands (USA) Corp. ("CB-USA"), and McLain & Kyne, Ltd. ("McLain & Kyne"), and the Company's wholly-owned foreign subsidiaries, Castle Brands Spirits Group Limited ("CB-IRL") and Castle Brands Spirits Marketing and Sales Company Limited, and the Company's 60% ownership interest in Gosling-Castle Partners, Inc. ("GCP"), with adjustments for income or loss allocated based upon percentage of ownership. The accounts of the subsidiaries have been included as of the date of acquisition. All significant intercompany transactions and balances have been eliminated.

B. Organization and operations — The Company is principally engaged in the importation, marketing and sale of premium and super premium brands of rums, whiskey, liqueurs, vodka, tequila and wine in the United States, Canada, Europe, Latin America and the Caribbean. The vodka, Irish whiskeys and certain liqueurs are procured by CB-IRL, billed in Euros and imported from Europe into the United States. The risk of fluctuations in foreign currency is borne by the U.S. entities.

C. Brands — Rum — Gosling's rums, a family of premium rums with a 200-year history, including the award-winning Gosling's Black Seal rum, for which the Company is, through its export venture GCP, the exclusive marketer outside of Bermuda.

Whiskey — three premium small batch bourbons: Jefferson's, Jefferson's Reserve and Jefferson's Presidential Select; the Clontarf Irish whiskeys, a family of premium Irish whiskeys, available in single malt and classic pure grain versions; Knappogue Castle Whiskey, a vintage-dated premium single-malt Irish whiskey; and Knappogue Castle 1951, a pure pot-still whiskey that has been aged for 36 years.

Liqueurs — Brady's Irish Cream, a premium Irish cream liqueur; Celtic Crossing, a premium Irish liqueur; pursuant to an exclusive U.S. marketing arrangement, Pallini Limoncello, Raspicello and Peachcello premium Italian liqueurs; and, pursuant to an exclusive global distribution agreement, Travis Hasse's Original® Pie liqueurs.

Vodka — Boru vodka, is an ultra-pure, five-times distilled and specially filtered premium vodka. Boru is produced in Ireland and has five flavor extensions (citrus, orange, cherry, grape and Crazzberry).

Tequila — a USDA certified organic tequila organic, super-premium tequila, Tequila Tierras Autenticas de Jalisco or Tierras,. The Company is the exclusive U.S. importer and marketer of Tierras, which is available as blanco, reposado and añejo.

Cognac — A. de Fussigny cognacs, an exceptional range of fine cognacs, for which the Company is the exclusive U.S. distributor.

Wines - Betts & Scholl fine wines and the CC:wines, including CC:Cabernet and CC:Chardonay.

D. Cash and cash equivalents — The Company considers all highly liquid instruments with a maturity at date of acquisition of three months or less to be cash equivalents.

E. Equity investments - Equity investments are carried at original cost adjusted for the Company's proportionate share of the investees' income, losses and distributions. The Company assesses the carrying value of its equity investments when an indicator of a loss in value is present and records a loss in value of the investment when the assessment indicates that an other-than-temporary decline in the investment exists. The Company classifies its equity earnings of non-consolidated affiliate equity investment as a component of net income or loss.

F. Trade accounts receivable — The Company records trade accounts receivable at net realizable value. This value includes an appropriate allowance for estimated uncollectible accounts to reflect anticipated losses on the trade accounts receivable balances. The Company calculates this allowance based on its history of write-offs, level of past due accounts based on contractual terms of the receivables and its relationships with and economic status of its customers.

G. Revenue recognition — Revenue from product sales is recognized when the product is shipped to a customer (generally a distributor), title and risk of loss has passed to the customer in accordance with the terms of sale (FOB shipping point or FOB destination), and collection is reasonably assured. Revenue is not recognized on shipments to control states in the United States until such time as product is sold through to the retail channel.

H. Inventories — Inventories are comprised of distilled spirits, bulk wine, dry good raw materials (bottles, labels, corks and caps), packaging and finished goods, and are valued at the lower of cost or market, using the weighted average cost method. The Company assesses the valuation of its inventories and reduces the carrying value of those inventories that are obsolete or in excess of the Company's forecasted usage to their estimated net realizable value. The Company estimates the net realizable value of such inventories based on analyses and assumptions including, but not limited to, historical usage, expected future demand and market requirements. A change to the carrying value of inventories is recorded in cost of goods sold. See Note 3.

I. Equipment — Equipment consists of office equipment, computers and software and furniture and fixtures. When assets are retired or otherwise disposed of, the cost and related depreciation is removed from the accounts, and any resulting gain or loss is recognized in the statement of operations. Equipment is depreciated using the straight-line method over the estimated useful lives of the assets ranging from three to five years.

J. Goodwill and other intangible assets — Goodwill represents the excess of purchase price including related costs over the value assigned to the net tangible and identifiable intangible assets of businesses acquired. Goodwill and other identifiable intangible assets with indefinite lives are not amortized, but instead are tested for impairment annually, or more frequently if circumstances indicate a possible impairment may exist. Intangible assets with estimable useful lives are amortized over their respective estimated useful lives, generally on a straight-line basis, and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

Under Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350, "Intangibles - Goodwill and Other", impairment of goodwill must be tested at least annually by comparing the fair values of the applicable reporting units with the carrying amount of their net assets, including goodwill. The required two-step approach uses accounting judgments and estimates of future operating results. Changes in estimates or the application of alternative assumptions could produce significantly different results. The estimates that most significantly affect the fair value calculation are related to revenue growth, cost of sales, selling and marketing expenses and discount rates. Impairment testing is done at the reporting level. If the carrying amount of the reporting unit's net as sets exceeds the unit's fair value, an impairment loss is recognized in an amount equal to the excess of the carrying amount of goodwill over its implied fair value. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination with the fair value of the reporting unit deemed to be the purchase price paid. Rights, trademarks, trade names and formulations are indefinite lived intangible assets not subject to amortization and are tested for impairment at least annually. The impairment test consists of a comparison of the fair value of the asset group allocated to each reporting unit with its allocated carrying amount.

The fair value of each reporting unit was determined at March 31, 2011 and 2010 by weighting a combination of the present value of the Company's discounted anticipated future operating cash flows and values based on market multiples of revenue and earnings before interest, taxes, depreciation and amortization ("EBITDA") of comparable companies. The Company did not record an impairment on goodwill or other intangible assets for the either of the years ended March 31, 2011and 2010.

K. Impairment of long-lived assets — Under the ASC 310, "Accounting for the Impairment or Disposal of Long-lived Assets", the Company periodically reviews whether changes have occurred that would require revisions to the carrying amounts of its definite lived, long-lived assets. When the sum of the expected future cash flows is less than the carrying amount of the asset, an impairment loss is recognized based on the fair value of the asset. The Company concluded that there was no impairment during the years ended March 31, 2011 and 2010 on its definite lived intangible assets.

L. Shipping and handling — The Company reflects as inventory costs freight-in and related external handling charges relating to the purchase of raw materials and finished goods. These costs are charged to cost of sales at the time the underlying product is sold. The Company also incurs shipping costs in connection with its various marketing activities, including the shipment of point of sale materials to the Company's regional sales managers and customers, and the costs of shipping product in connection with its various marketing programs and promotions. These shipping charges are included in selling expense. The Company changed to "delivered pricing" in the year ended March 31, 2010, in which the Company is responsible for all shipping charges to its distributors and includes these charges in its price to the distributor. Previou sly, the individual distributors were responsible for shipping costs. Shipping charges included in selling expense amounted to $875,612 and $455,014 for the years ended March 31, 2011 and 2010, respectively.

M. Excise taxes and duty — Excise taxes and duty are computed at standard rates based on alcohol proof per gallon/liter and are paid after finished goods are imported into the United States and then transferred out of "bond." Excise taxes and duty are recorded to inventory as a component of the cost of the underlying finished goods. When the underlying products are sold "ex warehouse", the sales price reflects the taxes paid and the inventoried excise taxes and duties are charged to cost of sales.

N. Distributor charges and promotional goods — The Company incurs charges from its distributors for a variety of transactions and services rendered by the distributor, including product depletions, product samples for various promotional purposes, in-store tastings and training where legal, and local advertising where legal. Such charges are reflected as selling expense as incurred. Also, the Company has entered into arrangements with certain of its distributors whereby the purchase of a particular product or products by a distributor is accompanied by a percentage of the sale being composed of promotional goods or as a predetermined discount percentage of dollars off invoice. In such cases, the cost of the promotional goods is charged to cost of sales and dollars off invoice are a reduction to revenue.

O. Foreign currency — The functional currency for the Company's foreign operations is the Euro in Ireland and the British Pound in the United Kingdom. Under ASC 830, "Foreign Currency Matters", the translation from the applicable foreign currencies to U.S. Dollars is performed for balance sheet accounts using exchange rates in effect at the balance sheet date and for revenue and expense accounts using a weighted average exchange rate during the period. The resulting translation adjustments are recorded as a component of other comprehensive income. Gains or losses resulting from foreign currency transactions are shown as a separate line item in the consolidated statements of operations. The Company's vodka, Irish whiskeys and certain liqueurs are procured by CB-IRL and billed in Euros to CB-USA, with the risk of foreign excha nge gain or loss resting with CB-USA. Also, the Company has funded the continuing operations of the international subsidiaries. The Company previously considered these transactions to be trading balances and short-term funding subject to transaction adjustment under ASC 830. As such, at each balance sheet date, the Euro denominated intercompany balances included on the books of the foreign subsidiaries were restated in U.S. Dollars at the exchange rate in effect at the balance sheet date, with the resulting foreign currency transaction gain or loss included in net loss. In November 2009, to improve the liquidity of the foreign subsidiaries, the Company converted $17,481,169 in intercompany balances due from the foreign subsidiaries into an additional investment in the subsidiaries. Beginning December 1, 2009, any translation gain or loss from the restatement of any investment in the foreign subsidiaries will be included in other comprehensive income.

P. Fair value of financial instruments — ASC 825, "Financial Instruments", defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties and requires disclosure of the fair value of certain financial instruments. The Company believes that there is no material difference between the fair-value and the reported amounts of financial instruments in the Company's balance sheets due to the short term maturity of these instruments, or with respect to the Company's debt, as compared to the current borrowing rates available to the Company.

The Company's investments are reported at fair value in accordance with authoritative guidance, which accomplishes the following key objectives:

a. Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date;
b. Establishes a three-level hierarchy ("valuation hierarchy") for fair value measurements;
c. Requires consideration of the Company's creditworthiness when valuing liabilities; and
d. Expands disclosures about instruments measured at fair value.

The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of the valuation hierarchy are as follows:

a. Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
b. Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are directly or indirectly observable for the asset or liability for substantially the full term of the financial instrument.
c. Level 3 — inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Q. Income taxes — Under ASC 740, "Income Taxes", deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. A valuation allowance is provided to the extent a deferred tax asset is not considered recoverable.

The Company has adopted the provisions of ASC 740 and has recognized no adjustment for uncertain tax provisions. The Company recognizes interest and penalties related to uncertain tax positions in general and administrative expense; however, no such provisions for accrued interest and penalties related to uncertain tax positions have been recorded as of March 31, 2011.

R. Research and development costs — The costs of research, development and product improvement are charged to expense as incurred and are included in selling expense.

S. Advertising — Advertising costs are expensed when the advertising first appears in its respective medium. Advertising expense, which is included in selling expense, was $1,660,545 and $1,628,427 for the years ended March 31, 2011 and 2010, respectively.

T. Use of estimates — The preparation of financial statements in conformity with U.S. Generally Accepted Accounting Principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates include the accounting for items such as evaluating annual impairment tests, derivative instruments and equity issuances, stock-based compensation, allowances for doubtful accounts and inventory obsolescence, depreciation, amortization and expense accruals.

U. Uncertainties — The Company depends on a limited number of third-party suppliers for the sourcing of all of its products, including both its own proprietary brands and those it distributes for others. The Company does not have long-term written agreements with all of its suppliers. Also, if the Company fails to complete purchases of products ordered annually, certain suppliers have the right to bill it for product not purchased during the period. Suppliers' failure to perform satisfactorily or handle increased orders, delays in shipments of products from international suppliers or the loss of existing suppliers, especially key suppliers, could have material adverse effects on the Company's operating results. The inability to maintain, renew on acceptable terms or find suitable alternatives to the Company's contracts with sup pliers could have a material adverse effect on its operating results.

V. Accounting standards adopted — In July 2010, the FASB issued authoritative guidance which requires expanded disclosures to help financial statement users understand the nature of credit risks inherent in a creditor's portfolio of financing receivables; how that risk is analyzed and assessed in arriving at the allowance for credit losses; and the changes, and reasons for those changes, in both the receivables and the allowance for credit losses. The disclosures should be prepared on a disaggregated basis and provide a roll-forward schedule of the allowance for credit losses and detailed information on financing receivables including, among other things, recorded balances, nonaccrual status, impairments, credit quality indicators, details for troubled debt restructurings and an aging of past due financing receivables. The guidance b ecame effective for the Company beginning December 15, 2010. The adoption of the standard did not have a material impact on the Company's results of operations, cash flows or financial condition.

In February 2010, the FASB issued authoritative guidance which eliminated as of February 2010 the requirement for an SEC filer to disclose the date through which subsequent events have been evaluated. The adoption of this guidance did not have a material impact on the Company's results of operations, cash flows or financial condition.

In January 2010, the FASB issued authoritative guidance intended to improve disclosure about fair value measurements. The guidance requires entities to disclose significant transfers in and out of fair value hierarchy levels and the reasons for the transfers and to present information about purchases, sales, issuances, and settlements separately in the reconciliation of fair value measurements using significant unobservable inputs (Level 3). Also, the guidance clarifies that a reporting entity should provide fair value measurements for each class of assets and liabilities and disclose the inputs and valuation techniques used for fair value measurements using significant other observable inputs (Level 2) and significant unobservable inputs (Level 3). This guidance is effective for interim and annual periods beginning after December&# 160;15, 2009, except for the disclosure about purchases, sales, issuances and settlements in the Level 3 reconciliation, which will be effective for interim and annual periods beginning after December 15, 2010. As this guidance provides only disclosure requirements, the adoption of this guidance did not have a material impact on the Company's results of operations, cash flows or financial condition.

In June 2009, the FASB issued authoritative guidance which eliminates the concept of a qualifying special-purpose entity, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, clarifies other sale-accounting criteria, and changes the initial measurement of a transferor's interest in transferred financial assets. This guidance became effective for the Company on April 1, 2010. The adoption of the standard did not have a material impact on the Company's results of operations, cash flows or financial condition.

In June 2009, the FASB issued authoritative guidance which eliminates exceptions to consolidating qualifying special-purpose entities, contains new criteria for determining the primary beneficiary, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity. This guidance also contains a new requirement that any term, transaction, or arrangement that does not have a substantive effect on an entity's status as a variable interest entity, a company's power over a variable interest entity, or a company's obligation to absorb losses or its right to receive benefits of an entity must be disregarded. The elimination of the qualifying special-purpose entity concept and its consolidation exceptions means more entities will be subject to consolidat ion assessments and reassessments. This guidance became effective for the Company on April 1, 2010. The adoption of the standard did not have a material impact on the Company's results of operations, cash flows or financial condition.

In June 2009, the FASB issued an amendment to the accounting and disclosure requirements for the consolidation of variable interest entities. The guidance affects the overall consolidation analysis and requires enhanced disclosures on involvement with variable interest entities. This guidance became effective for the Company on April 1, 2010. The adoption of the standard did not have a material impact on the Company's results of operations, cash flows or financial condition.

W. Recent accounting pronouncements — In May 2011, the FASB issued authoritative guidance which will result in common fair value measurement and disclosure requirements in accordance with GAAP and International Financial Reporting Standards. These disclosures include: (a) information about transfers between level 1 and level 2 of the fair value hierarchy; (b) information about the sensitivity of a fair value measurement categorized within level 3 of the fair value hierarchy to changes in unobservable inputs and any interrelationships between those unobservable inputs; and (c) the categorization by level of the fair value hierarchy for items that are not measured at fair value in the statement of financial position, but for which the fair value of such items is required to be disclosed. The guidance will become effective for the Compa ny January 1, 2012. The Company does not expect the adoption of the standard to have a material impact on the Company's results of operations, cash flows or financial condition.

NOTE 2 — BASIC AND DILUTED NET LOSS PER COMMON SHARE

Basic net loss per common share is computed by dividing net loss by the weighted average number of common shares outstanding during the period. Diluted net loss per common share is computed giving effect to all dilutive potential common shares that were outstanding during the period. Diluted potential common shares consist of incremental shares issuable upon exercise of stock options and warrants outstanding. In computing diluted net loss per share for the years ended March 31, 2011 and 2010, no adjustment has been made to the weighted average outstanding common shares as the assumed exercise of outstanding options and warrants is anti-dilutive.

Potential common shares not included in calculating diluted net loss per share are as follows:

	Years ended March 31,	
	2011	**2010**
Stock options	4,570,850	3,089,900
Warrants to purchase common stock	1,926,814	2,016,814
Total	6,497,664	5,106,714

NOTE 3 — INVENTORIES

	March 31,	
	2011	**2010**
Raw materials	$ 2,318,260	$ 2,961,887
Finished goods – net	7,550,820	6,281,914
Total	$ 9,869,080	$ 9,243,801

As of March 31, 2011 and 2010, 37% and 47%, respectively, of raw materials and 3% and 4%, respectively, of finished goods were located outside of the United States.

The Company recorded reversals of its allowance for obsolete and slow moving inventory of $39,199 and $657,599 during the years ended March 31, 2011 and 2010, respectively, and disposed of $338,837 of obsolete inventory during the year ended March 31, 2010. These reversals were recorded as the Company was able to sell certain of the goods included in the allowance recorded during previous fiscal years. The reversals were recorded as a reduction in cost of sales. The Company estimates the allowance for obsolete and slow moving inventory based on analyses and assumptions including, but not limited to, historical usage, expected future demand and market requirements.

Inventories are stated at the lower of weighted average cost or market.

NOTE 4 — EQUITY INVESTMENT

Investment in DP Castle Partners, LLC

In August 2010, CB-USA formed DP Castle Partners, LLC ("DPCP") with Drink Pie, LLC to manage the manufacturing and marketing of Travis Hasse's Original Apple Pie Liqueur, Cherry Pie Liqueur and any future line extensions of the brand. DPCP has the exclusive global rights to produce and market Travis Hasse's Original Pie Liqueurs and CB-USA has the global distribution rights for this brand. DPCP pays a per case royalty fee to Drink Pie, LLC under a licensing agreement. CB-USA purchases the finished product from DPCP at a pre-determined margin and then uses its existing infrastructure, sales force and distributor network to sell the product and promote the brands. Finished goods are sold to CB-USA FOB – Production and CB-USA bears the risk of loss on both inventory and third-party receivables. Revenues and cost of sales are recorded at their respective gross amounts on the books and records of CB-USA. For the year ended March 31, 2011, CB-USA purchased $1,153,021 in finished goods from DPCP under the distribution agreement. As of March 31, 2011, CB-USA was indebted to DPCP in the amount of $208,044 which is included in due to shareholders and affiliates on the accompanying consolidated balance sheet. Under the terms of the agreement, CB-USA initially owns 20% of the entity and will increase its stake in DPCP based on achieving case sale targets. The Company has accounted for this investment under the equity method of accounting. This investment balance was $155,573 at March 31, 2011.

NOTE 5 — ACQUISITIONS AND DIVESTITURES

Acquisition of Betts & Scholl, LLC assets

On September 21, 2009, the Company, through its subsidiary CB-USA, acquired the assets of Betts & Scholl, LLC ("Betts & Scholl"), a premium wine maker formed in 2003 by Master Sommelier Richard Betts and Dennis Scholl. Pursuant to an asset purchase agreement, the Company issued to the sellers a total of 7,142,858 shares of the Company's common stock, valued at $1,928,572. Also, the Company issued $1,094,541 in notes (of which $250,000 was paid at closing) for inventory, which consisted of finished goods and raw materials. As a result of the purchase price allocation, the Company recorded goodwill of $898,572. Under the purchase method of accounting, tangible and identifiable intangible assets acquired and liabilities assumed are recorded at their estimated fair values. The estimated fair values and useful lives of intangible assets acquired have been supported by a third party valuation based on weighted average cost of capital compared to a return on invested capital. The fair values allocated to the acquired Betts & Scholl net tangible and intangible assets are as follows: inventory of $1,094,541 and trade names, assembled workforce, and supplier and customer relationships of $1,030,000. The trade names have been determined to have indefinite useful lives and, accordingly, consistent with authoritative guidance, no amortization will be recorded in the Company's consolidated statement of operations. Instead, the related intangible asset will be tested for impairment at least annually, with any related impairment charge recorded to the statement of operations at the time of determining such impairment. The customer relationships are being amortized on a straight-line basis over a period of ten years. The operating results of the Betts & Scholl business are refle cted in the accompanying consolidated financial statements from the date of acquisition and were not material.

Acquisition of McLain & Kyne

On October 12, 2006, the Company acquired all of the outstanding capital stock of McLain & Kyne, pursuant to a stock purchase agreement. As consideration for the acquisition, the Company paid $2,000,000, consisting of $1,294,800 in cash and 100,000 shares of its common stock, valued at $705,200, at closing. Under the McLain & Kyne agreement, as amended, the Company will also pay an earn-out, not to exceed $4,000,000, to the sellers based on the financial performance of the acquired business through March 31, 2011. The Company is also required to pay an earn-out based on the case sales of the Jefferson's Presidential Select for a specified amount of cases. For the years ended March 31, 2011 and 2010, the sellers earned $131,966 and $95,472, respectively, under this agreement. The earn-out payments have been recorded as an inc rease to goodwill.

Sale of Sam Houston bourbon brand

In November 2009, the Company sold its Sam Houston bourbon brand and related inventory for $500,000 and $40,000, respectively. This sale of the Sam Houston bourbon brand resulted in a reduction in other identifiable intangible assets of $94,100 and a gain of $405,900 and is shown as a gain on sale of intangible asset on the accompanying consolidated statements of operations.

NOTE 6 — EQUIPMENT, NET

Equipment consists of the following:

	March 31, 2011	March 31, 2010
Equipment and software	$ 1,725,336	$ 1,790,219
Furniture and fixtures	10,325	10,325
	1,735,661	1,800,544
Less: accumulated depreciation	1,226,107	1,318,519
Balance as of March 31, 2011	$ 509,554	$ 482,025

Depreciation expense for the years ended March 31, 2011 and 2010 totaled $185,106 and $226,496, respectively.

NOTE 7 — GOODWILL AND INTANGIBLE ASSETS

The changes in the carrying amount of goodwill for the years ended March 31, 2011 and 2010 were as follows:

	Amount
Balance as of March 31, 2009	$ —
Acquisition of Betts & Scholl assets	898,572
Payments under McLain and Kyne agreement	95,472
Balance as of March 31, 2010	$ 994,044
Payments under McLain and Kyne agreement	131,966
Balance as of March 31, 2011	$ 1,126,010

Intangible assets consist of the following:

	March 31,	
	2011	2010
Definite life brands	$ 170,000	$ 170,000
Trademarks	535,948	479,248
Rights	8,271,555	8,271,555
Distributor relationships	664,000	664,000
Product development	28,262	20,350
Patents	994,000	994,000
Other	28,480	28,544
	10,692,245	10,627,697
Less: accumulated amortization	4,171,882	3,437,237
Net	6,520,363	7,190,460
Other identifiable intangible assets — indefinite lived*	4,478,972	4,478,972
	$ 10,999,335	$ 11,669,432

Accumulated amortization consists of the following:

	March 31,	
	2011	2010
Definite life brands	$ 149,218	$ 137,885
Trademarks	164,015	130,834
Rights	3,305,321	2,751,928
Distributor relationships	99,600	33,200
Product development	8,140	4,070
Patents	445,588	379,320
Accumulated amortization	$ 4,171,882	$ 3,437,237

* Other identifiable intangible assets — indefinite lived consists of product formulations.

Amortization expense for the years ended March 31, 2011 and 2010 totaled $734,645 and $698,519, respectively.

Estimated aggregate amortization expense for each of the next five fiscal years is as follows:

Years ending March 31,	Amount
2012	$ 719,912
2013	719,915
2014	709,471
2015	705,400
2016	704,393
Total	$ 3,559,091

NOTE 8 — RESTRICTED CASH

At March 31, 2011 and 2010, the Company had €331,969 or $468,007 (translated at the March 31, 2011 exchange rate) and €515,845 or $693,966 (translated at the March 31, 2010 exchange rate), respectively, of cash restricted from withdrawal and held by a bank in Ireland as collateral for overdraft coverage, creditors' insurance, customs and excise guaranty, and a revolving credit facility. In April 2010, the Company reduced the aggregate amount of the credit facilities, and the commensurate cash restricted from withdrawal, by €185,000 or $236,654 (translated at the exchange rate then in effect).

NOTE 9 — NOTES PAYABLE AND CAPITAL LEASE

	March 31, 2011	March 31, 2010
Notes payable consist of the following:		
Note payable (A)	$ 426,175	$ 633,332
Note payable (B)	211,580	226,137
Credit agreement (C)	2,500,000	—
Note payable (D)	2,170,575	—
Note payable (E)	1,028,329	—
Total	$ 6,336,659	$ 859,469

A. In connection with the Betts & Scholl asset acquisition in September 2009, the Company issued a secured promissory note in the aggregate principal amount of $1,094,541 to Betts & Scholl, LLC, an entity affiliated with Dennis Scholl, who became a director of the Company at the time of the acquisition. This note is secured by the Betts & Scholl inventory acquired by the Company under a security agreement. This note provides for an initial payment of $250,000, paid at closing, and for eight equal quarterly payments of principal and interest, with the final payment due on September 21, 2011. Interest under this note accrues at an annual rate of 0.84%, compounded quarterly. This note contains customary events of default, which if uncured, entitle the holder to accelerate the due date of the unpaid principal amount of, and all accrued and unpaid interest on, the note. In December 2010, the C ompany entered into a letter agreement with Betts & Scholl, LLC amending the terms of the note, which provides that the quarterly installment payments of principal and interest due December 21, 2010 and March 21, 2011, each in the amount of approximately $107,000, will not be due and payable until the maturity date of such note and that such installment payments will bear interest, payable on such maturity date, at the rate of 11% per annum, compounded quarterly. At March 31, 2011, $426,175, consisting of $421,062 of principal and $5,113 of accrued interest, due on this note is included in current liabilities. Approximately $107,000 of this note will be converted into Series A Preferred Stock and 2011 Warrants (each as defined in Note 18) as part of the private placement transaction described in Note 18, if shareholder approval of such transaction is obtained.

B. In December 2009, GCP issued a promissory note (the "GCP Note") in the aggregate principal amount of $211,580 to Gosling's Export (Bermuda) Limited in exchange for credits issued on certain inventory purchases. The GCP Note matures on April 1, 2020, is payable at maturity, subject to certain acceleration events, and calls for annual interest of 5%, to be accrued and paid at maturity. Interest has been recorded retroactive to November 15, 2008. At March 31, 2011, $211,580 of principal due on the GCP Note is included in long-term liabilities.

C. In December 2009, the Company entered into a $2,500,000 revolving credit agreement with, among others, Frost Gamma Investments Trust, an entity affiliated with Phillip Frost, M.D., a director and principal shareholder of the Company, Vector Group Ltd., a principal shareholder of the Company, Lafferty Ltd., a principal shareholder of the Company, IVC Investors, LLLP, an entity affiliated with Glenn Halpryn, a director of the Company, Mark E. Andrews, III, the Company's Chairman, and Richard J. Lampen, the Company's President and Chief Executive Officer. Under the credit agreement, the Company may borrow from time to time up to $2,500,000 to be used for working capital or general corporate purposes. Borrowings under the credit agreement mature on April 1, 2013 and bear interest at a rate of 11% per annum, payable quarterly. The credit agreement provides for the payment of an aggregate commitm ent fee of $75,000 payable to the lenders over the three-year period. The note issued under the credit agreement contains customary events of default, which if uncured, entitle the holders to accelerate the due date of the unpaid principal amount of, and all accrued and unpaid interest on, such note. Amounts may be repaid and reborrowed under the revolving credit agreement without penalty. The note is secured by the inventory and trade accounts receivable of CB-USA, subject to certain exceptions, pursuant to a security agreement. Borrowings under this facility occurred as follows: $1,000,000 on April 23, 2010, $1,000,000 on September 14, 2010 and $500,000 on October 22, 2010. At March 31, 2011, $2,500,000 of principal due on this credit agreement was outstanding and is included in long-term liabilities. Approximately $500,000 outstanding under this facility, and accrued but unpaid interest thereon, will be converted into Series A Preferred Stock and 2011 Warrants as part of the private placement transaction described in Note 18, if shareholder approval of such transaction is obtained.

D. In June 2010, the Company issued a $2,000,000 promissory note to Frost Gamma Investments Trust. Borrowings under the note mature on June 21, 2012 and bear interest at a rate of 11% per annum. Interest accrues quarterly and is payable at maturity. The note may be prepaid in whole or in part at any time prior to maturity without penalty, but with payment of accrued interest to the date of prepayment. At March 31, 2011, $2,170,575, consisting of $2,000,000 of principal and $170,575 of accrued interest is included in long-term liabilities in respect of the Frost Note. This note and accrued but unpaid interest thereon, will be converted into Series A Preferred Stock and 2011 Warrants as part of the private placement transaction described in Note 18, if shareholder approval of such transaction is obtained.

E. In December 2010, the Company issued promissory notes in the aggregate principal amount of $1,000,000 to Frost Gamma Investments Trust, Vector Group Ltd., IVC Investors, LLLP, Mark E. Andrews, III and Richard J. Lampen. Borrowings under these notes mature on June 21, 2012 and bear interest at a rate of 11% per annum. Interest accrues quarterly and is payable at maturity. These notes may be prepaid in whole or in part at any time prior to maturity without penalty, but with payment of accrued interest to the date of prepayment. At March 31, 2011, $1,028,329, consisting of $1,000,000 of principal and $28,329 of accrued interest is included in long-term liabilities in respect of these notes. These notes, and accrued but unpaid interest thereon, will be converted into Series A Preferred Stock and 2011 Warrants as part of the private placement transaction described in Note 18, if shareholder approval of such transacti on is obtained.

Unless shareholder approval of the private placement transaction described in Note 18 is obtained, payments due on notes payable are as follows:

Years ending March 31,	Amount
2012	$ 426,175
2013	3,198,904
2014	2,500,000
Thereafter	211,580
Total	$ 6,336,659

NOTE 10 — EQUITY

Common stock — In June 2010, the Company issued 3,000,000 shares of its common stock in exchange for fine wine inventory. The inventory was valued at $840,000 based on the closing price of the common stock on the date of the transaction.

Share repurchase – In June 2010, the Company repurchased 3,790,562 shares of its common stock at a price of $0.27 per share in a privately-negotiated transaction. Also, the Company's board of directors approved a stock repurchase program authorizing the Company to repurchase up to an additional 2,500,000 shares of its common stock. As of March 31, 2011, no shares of the Company's common stock had been repurchased under the repurchase program.

NOTE 11 — FOREIGN CURRENCY FORWARD CONTRACTS

The Company enters into forward contracts from time to time to reduce its exposure to foreign currency fluctuations. The Company recognizes in the balance sheet derivative contracts at fair value, and reflects any net gains and losses currently in earnings. At March 31, 2011 and March 31, 2010, the Company had no forward contracts outstanding. Gain or loss on foreign currency forward contracts, which was de minimis during the periods presented, is included in other income and expense.

NOTE 12 — PROVISION FOR INCOME TAXES

The Company accounts for taxes in accordance with ASC 740, "Income Taxes", which requires the recognition of tax benefits or expense on the temporary differences between the tax basis and book basis of its assets and liabilities. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those differences are expected to be recovered or settled.

Tax years 2009 through 2011 remain open to examination by federal and state tax jurisdictions. The Company has various foreign subsidiaries for which tax years 2005 through 2011 remain open to examination in certain foreign tax jurisdictions.

The Company's income tax benefit for the years ended March 31, 2011 and 2010 consists of federal, state and local taxes attributable to GCP, which does not file a consolidated income tax return with the Company, and foreign taxes. As of March 31, 2011, the Company had federal net operating loss carryforwards of approximately $70,000,000 for U.S. tax purposes, which expire through 2031 and foreign net operating loss carryforwards of approximately $19,800,000 which carry forward without limit of time. Utilization of the U.S. tax losses may be limited by the "change of ownership" rules as set forth in section 382 of the Internal Revenue Code.

The pre-tax income, on a financial statement basis, from foreign sources totaled $84,150 for the year ended March 31, 2011 and the pre-tax loss, on a financial statement basis, from foreign sources totaled $488,116 for the year ended March 31, 2010.

The Company did not have any undistributed earnings from foreign subsidiaries at March 31, 2011 and 2010.

The following table reconciles the income tax benefit and the federal statutory rate of 34%.

	Years ended March 31,	
	2011	2010
	%	%
Computed expected tax benefit, at 34%	34.00	34.00
Increase in valuation allowance	(42.47)	(74.21)
Effect of foreign rate differential	0.32	3.85
Taxes included in minority interest	(1.69)	(0.06)
Tax effect of gain (loss) on foreign exchange	(1.66)	25.17
Other	3.15	0.09
State and local taxes, net of federal benefit	6.00	6.00
Income tax benefit	(2.35)	(5.16)

In connection with the investment in GCP, the Company recorded a deferred tax liability on the ascribed value of the acquired intangible assets of $2,222,222, increasing the value of the asset. The deferred tax liability is being reversed and a deferred tax benefit is being recognized over the amortization period of the intangible asset (15 years). For the years ended March 31, 2011 and 2010, the Company recognized $148,152 and $148,152 of income tax benefit, respectively.

The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities are presented below.

	March 31, 2011	March 31, 2010
Deferred income tax assets:		
Foreign currency transactions	$ 110,000	$ 130,000
Accounts receivable	40,000	74,000
Inventory	82,000	66,000
Stock based compensation	1,778,000	1,710,000
Amortization of intangibles	1,148,000	939,000
Net operating loss carryforwards — U.S.	28,056,000	25,607,000
Net operating loss carryforwards — foreign	1,931,000	1,939,000
Other	2,000	3,000
Total gross assets	33,147,000	30,468,000
Less: Valuation allowance	(33,147,000)	(30,468,000)
Net deferred asset	$ —	$ —
Deferred income tax liability:		
Intangible assets acquired in acquisition of subsidiary	$ (629,444)	$ (629,444)
Intangible assets acquired in investment in GCP	(1,333,316)	(1,481,468)
Net deferred income tax liability	$ (1,962,760)	$ (2,110,912)

The Company has recorded a full valuation allowance against its deferred tax assets as it believes it is more likely than not that such deferred tax assets will not be realized. The valuation allowance for deferred tax assets as of March 31, 2011 and 2010 was approximately $33,147,000 and $30,468,000, respectively. The net change in the total valuation allowance for the years ended March 31, 2011 and 2010 was $2,679,000 and $2,131,000, respectively. The Company does not offset its deferred tax assets and liabilities because its deferred tax assets and liabilities are in different taxable entities which do not file consolidated returns.

NOTE 13 — STOCK-BASED COMPENSATION

A. Stock Incentive Plan — In July 2003, the Company implemented the 2003 Stock Incentive Plan (the "Plan"), which provides for awards of incentive and non-qualified stock options, restricted stock and stock appreciation rights for its officers, employees, consultants and directors to attract and retain such individuals. Stock option grants under the Plan are granted with an exercise price at or above the fair market value of the underlying common stock at the date of grant, generally vest over a four or five year period and expire ten years after the grant date.

As established, there were 2,000,000 shares of common stock reserved and available for distribution under the Plan. In January 2009, the Company's shareholders approved an amendment to the Plan to increase the number of shares available under the Plan from 2,000,000 to 12,000,000 and to establish the maximum number of shares issuable to any one individual in any particular year. As of March 31, 2011, 6,850,578 shares remain available for issuance under the Plan.

Stock based compensation expense for the years ended March 31, 2011 and 2010 amounted to $169,741 and $160,347, respectively, of which $27,153 and $39,480, respectively, is included in selling expense and $142,587 and $120,867, respectively, is included in general and administrative expense for the years ended March 31, 2011 and 2010, respectively. At March 31, 2011, total unrecognized compensation cost amounted to approximately $327,079, representing 2,688,100 unvested options. This cost is expected to be recognized over a weighted-average period of 8.47 years. There were 10,600 shares exercised during the year ended March 31, 2011 and 26,900 shares exercised during the year ended March 31, 2010. Since the options exercised were de minimis incentive stock options, the Company did not recognize any related tax be nefit for the years ended March 31, 2011 and 2010.

Stock Options — A summary of the options outstanding under the Plan is as follows:

	Years ended March 31,			
	2011		2010	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	3,089,900	$ 1.24	3,555,975	$ 2.57
Granted	1,541,850	0.35	585,000	0.32
Exercised	(10,600)	0.21	(26,900)	0.21
Forfeited	(50,300)	3.38	(1,024,175)	5.35
Outstanding at end of period	4,570,850	$ 0.92	3,089,900	$ 1.24
Exercisable at period end	1,882,750	$ 1.75	1,237,400	$ 2.62
Weighted average fair value of grants during the period		$ 0.17		$ 0.13

The following table summarizes activity pertaining to options outstanding and exercisable at March 31, 2011:

	Options Outstanding		Options Exercisable		
Range of Exercise Prices	Shares	Weighted Average Remaining Life in Years	Shares	Weighted Average Exercise Price	Aggregate Intrinsic Value
$0.01 — $0.50	4,095,850	8.38	1,407,750	$ 0.30	$ 61,580
$1.01 — $2.00	68,000	6.84	68,000	1.82	—
$5.01 — $6.00	198,500	3.11	198,500	5.96	—
$6.01 — $7.00	17,000	5.98	17,000	6.36	—
$7.01 — $8.00	184,000	4.68	184,000	7.57	—
$8.01 — $9.00	7,500	5.86	7,500	9.00	—
	4,570,850	7.97	1,882,750	$ 1.75	$ 61,580

Total stock options exercisable as of March 31, 2011 were 1,882,750. The weighted average exercise price of these options was $1.75. The weighted average remaining life of the options outstanding was 7.97 years and of the options exercisable was 6.91 years.

The following summarizes activity pertaining to the Company's unvested options for the years ended March 31, 2011 and 2010:

	Shares	Weighted Average Exercise Price
Unvested at March 31, 2009	1,730,000	$ 0.32
Granted	585,000	0.32
Canceled or expired	(30,000)	0.35
Vested	(432,500)	0.32
Unvested at March 31, 2010	1,852,500	0.32
Granted	1,541,850	0.35
Canceled or expired	(20,000)	0.35
Vested	(686,250)	0.31
Unvested at March 31, 2011	2,688,100	$ 0.34

Restricted Stock Grants — On December 16, 2008, the Company's Compensation Committee approved the grant of restricted common stock in lieu of cash retention payments under retention agreements dated June 15, 2008 between the Company and three of its executive officers. These executive officers received a total of 578,572 shares of restricted common stock. The restricted stock vested in two equal installments on February 11, 2010 and 2011. At March 31, 2011, all of the 578,572 shares of the restricted stock had vested.

A summary of the restricted stock outstanding under the Plan is as follows:

		Shares
Restricted stock outstanding at March 31, 2010		578,572
Granted		—
Canceled or expired		—
Restricted stock outstanding at March 31, 2011		578,572
Weighted average fair value per restricted share at grant date	$	0.25
Weighted average share price at grant date	$	0.25

The fair value of each award under the Plan is estimated on the grant date using the Black-Scholes option pricing model and is affected by assumptions regarding a number of complex and subjective variables. The use of an option pricing model also requires the use of a number of complex assumptions including expected volatility, risk-free interest rate, expected dividends, and expected term. Expected volatility is based on the Company's historical volatility and the volatility of a peer group of companies over the expected life of the option. The expected term and vesting of the options represents the estimated period of time until exercise. The expected term was determined using the simplified method available under current guidance. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for the expected term of the option. The Company has not paid dividends in the past and does not plan to pay any dividends in the near future. Current authoritative guidance also requires the Company to estimate forfeitures at the time of grant and revise these estimates, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The Company estimates forfeitures based on its expectation of future experience while considering its historical experience.

The fair value of options and restricted stock at grant date was estimated using the Black-Scholes option pricing model utilizing the following weighted average assumptions:

	March 31,	
	2011	2010
Risk-free interest rate	2.31%	2.98%
Expected option life in years	6.21	6.25
Expected stock price volatility	65%	65%
Expected dividend yield	0%	0%

B. Stock Incentive Plan — The Company has entered into various warrant agreements.

Warrant to Purchase Common Stock Issued to 2002 Credit Facility Lender

In August 2002, in connection with a revolving credit facility, the Company granted to the lender a warrant to acquire 100,000 shares of the Company's common stock at an exercise price of $6.00 per share. The warrant is subject to anti-dilution provisions, is fully vested and is exercisable through September 1, 2014.

Warrants to Purchase Common Stock Issued to Senior Note Holders

In connection with the issuance of senior notes in November 2006, the Company entered into warrant agreements granting the right to purchase 213,600 shares of the Company's common stock at an exercise price of $8.00 per share at any time through May 31, 2012. These warrants were recorded at relative fair value and accounted for as a discount to the face value of the senior notes and a credit to additional paid-in capital in the amount of $706,944. This discount was fully recognized over the adjusted term of the senior notes with a charge to interest expense and a credit to senior notes payable.

Warrant to Purchase Common Stock Issued to 2007 Credit Facility Lender

Upon entering into the credit agreement with Frost Nevada Investments Trust in October 2007, which was terminated in October 2008, the Company issued to the lender a warrant to purchase 50,000 shares of common stock at an exercise price of $4.00 per share at any time through March 31, 2012. The warrant is subject to anti-dilution provisions and vested upon issuance. The Company ascribed a fair value to the warrant of $59,801 and accounted for the warrant as a deferred financing cost that was amortized over the life of the underlying credit facility.

The following is a summary of the Company's outstanding warrants for the periods presented:

	Warrants	Weighted Average Exercise Price Per Warrant
Warrants outstanding and exercisable, March 31, 2009	2,198,314	$ 6.88
Granted	—	—
Exercised	—	—
Forfeited	(181,500)	8.00
Warrants outstanding and exercisable, March 31, 2010	2,016,814	$ 6.78
Granted	—	—
Exercised	—	—
Forfeited	(90,000)	8.00
Warrants outstanding and exercisable, March 31, 2011	1,926,814	$ 6.72

NOTE 14 — RELATED PARTY TRANSACTIONS

A. The Company entered into transactions with Knappogue Corp., a shareholder in the Company. Knappogue Corp. is controlled by the Company's Chairman and his family. The transactions primarily involved rental fees for use of Knappogue Corp.'s interest in the Knappogue Castle for various corporate purposes, including Company meetings and to entertain the Company's customers. For the years ended March 31, 2011 and 2010, fees incurred by the Company to Knappogue Corp. amounted to $3,406 and $2,536 respectively. These charges have been included in selling expense.

B. The Company contracted with BPW, Ltd., for business development services including providing introductions for the Company to agency brands that would enhance the Company's portfolio of products and assisting the Company in successfully negotiating agency agreements with targeted brands. BPW, Ltd. is controlled by a director of the Company. The contract provided for a various payments to BPW, Ltd., including a bonus payable to BPW Ltd. in equal quarterly installments upon the finalization of an agency brand agreement based upon estimated annual case sales by the Company during the first year of operations at the rate of $1 per 9-liter case of volume, less any retainer previously paid, and a commission based upon actual future sales of the agency brand while under the Company's management through December 31, 2009, when the commitment expired. For the year ended March 31, 2010, BPW, Ltd. was paid $58,288 under this contract. These charges have been included in general and administrative expense.

C. I.L.A.R. S.p.A is a shareholder in the Company and an officer of I.L.A.R. S.p.A is a director of the Company. In January 2011, CB-USA entered into an agreement ("New Agreement") with Pallini Internazionale S.r.l. ("Pallini"), as successor in interest to I.L.A.R. S.p.A, regarding the importation and distribution of certain Pallini brand products. The New Agreement supersedes that certain Agreement dated as of August 27, 2004 between I.L.A.R. S.p.A and CB-USA. The terms of the New Agreement are effective as of April 1, 2010.

Under this agreement, the Company is permitted to import Pallini Limoncello and its flavor extensions at a set price, updated annually, and is obligated to set aside a portion of the gross margin toward a marketing fund for Pallini. The agreement also encompasses the hiring of a Pallini Brand Manager at the Company with Pallini reimbursing the costs of this position up to a stipulated annual amount. These reimbursements are included in selling expense.

For the years ended March 31, 2011 and 2010 the Company purchased goods from Pallini for $2,948,625 and $2,590,646, respectively. As of March 31, 2011 Pallini owed the Company $216,361 for its share of marketing expense, which is included in due from shareholders and affiliates on the consolidated balance sheet. As of March 31, 2011 and 2010, the Company was indebted to Pallini for $695,270 and $32,215, respectively, which is included in due to shareholders and affiliates on the consolidated balance sheet.

D. In November 2008, the Company entered into a management services agreement with Vector Group Ltd., a more than 5% shareholder, under which Vector Group agreed to make available to the Company the services of Richard J. Lampen, Vector Group's executive vice president, effective October 11, 2008 to serve as the Company's president and chief executive officer and to provide certain other financial and accounting services, including assistance with complying with Section 404 of the Sarbanes-Oxley Act of 2002. In consideration for such services, the Company agreed to pay Vector Group an annual fee of $100,000, plus any direct, out-of-pocket costs, fees and other expenses incurred by Vector Group or Mr. Lampen in connection with providing such services, and to indemnify Vector Group for any liabilities arising out of the provision of the services. The agreement is terminable by either p arty upon 30 days' prior written notice. For the years ended March 31, 2011 and 2010, Vector Group was paid $105,326 and $128,510, respectively, under this agreement. These charges have been included in general and administrative expense.

E. In November 2008, the Company entered into an agreement to reimburse Ladenburg Thalmann Financial Services Inc. ("LTS"), the parent of Ladenburg Thalmann & Co. Inc., for its costs in providing certain administrative, legal and financial services to the Company. For the years ended March 31, 2011 and 2010, LTS was paid $124,450 and $200,055, respectively, under this agreement. Mr. Lampen, the Company's president and chief executive officer and a director, is the president and chief executive officer and a director of LTS and two other directors of the Company serve as directors of LTS, including Phillip Frost, M.D. who is the Chairman and principal shareholder of LTS.

NOTE 15 — COMMITMENTS AND CONTINGENCIES

A. The Company has entered into a supply agreement with Irish Distillers Limited ("Irish Distillers"), which provides for the production of Irish whiskeys for the Company through 2014, subject to annual extensions thereafter, provided that the Company and Irish Distillers agree on the amount of liters of pure alcohol to be provided in the following year. Under this agreement, the Company is obligated to notify Irish Distillers annually of the amount of liters of pure alcohol it requires for the current contract year and contracts to purchase that amount. For the contract year ending June 30, 2011, the Company has contracted to purchase approximately €909,882 or $1,282,743 (translated at the March 31, 2011 exchange rate) in bulk Irish whiskey. The Company is not obligated to pay Irish Distillers for any product not yet received. During the term of this supply agreement, Irish Distiller s has the right to limit additional purchases above the commitment amount.

B. The Company has a distribution agreement with Gaelic Heritage Corporation, Ltd., an international supplier, to be the sole-producer of Celtic Crossing, one of the Company's products, for an indefinite period.

C. The Company leases office space in New York, NY, Dublin, Ireland and Houston, TX. The New York, NY lease began on May 1, 2010 and expires on April 30, 2012 and provides for monthly payments of $16,779. The Dublin lease commenced on March 1, 2009 and extends through November 30, 2013. In February 2011, the lease was amended to reflect a rent reduction to monthly payments of €1,250 or $1,762 (translated at the March 31, 2011 exchange rate) for the balance of the lease term. The Houston, TX lease commenced on February 24, 2000 and extends through January 31, 2012 and calls for monthly payments of $1,693. The Company has also entered into non-cancelable operating leases for certain office equipment.

Future minimum lease payments for leases with initial or remaining terms in excess of one year are as follows:

Years ending March 31,	Amount
2012	$ 239,428
2013	37,926
2014	14,098
Total	$ 291,452

In addition to the above annual rental payments, the Company is obligated to pay its pro-rata share of utility and maintenance expenses on the leased premises. Rent expense under operating leases amounted to approximately $330,152 and $307,483 for the years ended March 31, 2011 and 2010, respectively, and is included in general and administrative expense.

D. Under the amended terms of the agreement under which the Company purchased McLain & Kyne, Ltd., the Company is obligated to pay an earn-out to the sellers based on the financial performance of the acquired business. The aggregate amount of such earn-out payments, which shall not exceed $4,000,000, will be determined by calculations as defined in the agreement, as amended, through March 31, 2011. The Company is also required to pay an earn-out based on the case sales of the Jefferson's Presidential Select for a specified amount of cases. For the years ended March 31, 2011 and 2010, the sellers earned $131,966 and $95,472, respectively, under this agreement.

E. In December 2009, the Company entered into a $2,500,000 revolving credit agreement with, among others, Frost Gamma Investments Trust, Vector Group Ltd., Lafferty Ltd., IVC Investors, LLLP, Mark E. Andrews, III, and Richard J. Lampen. Under the credit agreement, the Company may borrow from time to time up to $2,500,000 to be used for working capital or general corporate purposes. Borrowings under the credit agreement mature on April 1, 2013 and bear interest at a rate of 11% per annum, payable quarterly. The credit agreement provides for the payment of an aggregate commitment fee of $75,000 payable to the lenders over the three-year period. The note issued under the credit agreement contains customary events of default, which if uncured, entitle the holders to accelerate the due date of the unpaid principal amount of, and all accrued and unpaid interest on, such note. Amounts may be repaid and reborrowed u nder the revolving credit agreement without penalty. The note is secured by the inventory and trade accounts receivable of CB-USA, subject to certain exceptions, pursuant to a security agreement. Borrowings under this facility occurred as follows: $1,000,000 on April 23, 2010, $1,000,000 on September 14, 2010 and $500,000 on October 22, 2010. At March 31, 2011, $2,500,000 of principal due on this credit agreement was outstanding and is included in long-term liabilities. Approximately $500,000 outstanding under this facility, and accrued but unpaid interest thereon, will be converted into Series A Preferred Stock and 2011 Warrants as part of the private placement transaction described in Note 18, if shareholder approval of such transaction is obtained.

NOTE 16 — CONCENTRATIONS

A. Credit Risk — The Company maintains its cash and cash equivalents balances at various large financial institutions that, at times, may exceed federally and internationally insured limits. The Company did not exceed the limits in effect as of March 31, 2011 and exceeded insured limits in effect at March 31, 2010 by approximately $812,000.

B. Customers — Sales to four customers accounted for approximately 44.9% of the Company's revenues for the year ended March 31, 2011 (of which one customer accounted for 28.6%) and approximately 37.9% of accounts receivable at March 31, 2011. Sales to four customers accounted for approximately 47.7% of the Company's revenues for the year ended March 31, 2010 (of which one customer accounted for 32.0%) and approximately 40.7% of accounts receivable at March 31, 2010.

NOTE 17 — GEOGRAPHIC INFORMATION

The Company operates in one reportable segment — the sale of premium beverage alcohol. The Company's product categories are vodka, rum, liqueurs, whiskey, tequila and wine. The Company reports its operations in two geographic areas: International and United States.

The consolidated financial statements include revenues and assets generated in or held in the U.S. and foreign countries. The following table sets forth the amounts and percentage of consolidated revenue, consolidated results from operations, consolidated net loss attributable to common shareholders, consolidated income tax benefit and consolidated assets from the U.S. and foreign countries and consolidated revenue by category.

	Years ended March 31,			
	2011		2010	
Consolidated Revenue:				
International	$ 3,851,169	12.0%	$ 4,254,801	14.9%
United States	28,146,107	88.0%	24,221,041	85.1%
Total Consolidated Revenue	$ 31,997,276	100.0%	$ 28,475,842	100.0%
Consolidated Results from Operations:				
International	$ (212,787)	3.9%	$ (360,223)	6.2%
United States	(5,214,391)	96.1%	(5,429,420)	93.8%
Total Consolidated Results from Operations	$ (5,427,178)	100.0%	$ (5,789,643)	100.0%
Consolidated Net Loss Attributable to Common Shareholders:				
International	$ (654,182)	10.4%	$ (894,306)	31.1%
United States	(5,653,100)	89.6%	(1,977,348)	68.9%
Total Consolidated Net Loss Attributable to Common Shareholders	$ (6,307,282)	100.0%	$ (2,871,654)	100.0%
Income tax benefit:				
United States	148,152	100.0%	148,152	100.0%
Consolidated Revenue by category:				
Rum	$ 10,790,695	33.8%	$ 9,260,326	32.5%
Liqueurs	7,853,650	24.5%	6,714,226	23.6%
Whiskey	5,544,691	17.3%	5,738,809	20.2%
Vodka	3,948,431	12.3%	5,018,258	17.6%
Tequila	300,393	0.9%	564,709	2.0%
Wine	2,096,099	6.6%	331,334	1.1%
Other*	1,463,317	4.6%	848,180	3.0%
Total Consolidated Revenue	$ 31,997,276	100.0%	$ 28,475,842	100.0%

		As of March 31,		
	2011		2010	
Consolidated Assets:				
International	$ 2,640,896	8.5%	3,167,893	10.3%
United States	28,421,272	91.5%	27,721,894	89.7%
Total Consolidated Assets	$ 31,062,168	100.0%	30,889,787	100.0%

* Includes related non-beverage alcohol products.

NOTE 18 — SUBSEQUENT EVENTS

Preferred stock issuance – In June 2011 the Company entered into agreements relating to a private placement of an aggregate of approximately $7.0 million of newly-designated 10% Series A Convertible Preferred Stock, par value $0.01 per share ("Series A Preferred Stock"). Holders of Series A Preferred Stock are entitled to receive cumulative dividends at the rate per share (as a percentage of the stated value per share) of 10% per annum, whether or not declared by the Company's Board of Directors, which are payable in shares of the Company's Common Stock upon conversion of the Series A Preferred Stock or upon a liquidation. The Company completed a private offering with certain investors of approximately $2.2 million of Series A Pre ferred Stock for its stated value of $1,000 per share and warrants ("2011 Warrants"), to purchase 50% of the number of shares of the Company's Common Stock, issuable upon conversion of such Series A Preferred Stock. Subject to adjustment (including dilutive issuances), the Series A Preferred Stock is convertible into Common Stock at a conversion price of $0.304 per share and the 2011 Warrants have an exercise price of $0.38 per share.

Also in June 2011, certain directors, officers and other affiliates of the Company agreed to purchase an aggregate of approximately $1.0 million of Series A Preferred Stock and 2011 Warrants on substantially the same terms described above, subject to shareholder approval of such issuance in accordance with NYSE Amex rules. Pending such shareholder approval, the Company issued an aggregate of approximately $1.0 million in promissory notes to these affiliate purchasers, which notes and accrued but unpaid interest thereon will convert automatically into Series A Preferred Stock and 2011 Warrants following shareholder approval. These notes bear interest at 10% per annum and mature 18 months from the date of issuance, subject to prior conversion upon shareholder approval. The affiliate purchasers include Frost Gamma Investments Trust, an entity affiliated with Dr. Phillip Frost, a director and principal shareholder of the Company, Mr. Richard Lampen, the Company's Chief Executive Officer and a director of the Company, Mr. Mark Andrews, the Company's Chairman of the Board of Directors, and certain of his affiliates, Mr. John Glover, the Company's Chief Operating Officer, and Mr. Alfred Small, the Company's Senior Vice President, Chief Financial Officer, Treasurer and Secretary.

Also in June 2011, certain holders of the Company's outstanding debt, including directors, officers and other affiliates agreed to purchase shares of Series A Preferred Stock and 2011 Warrants in exchange for $3.6 million aggregate principal amount of the Company's existing debt, and accrued but unpaid interest thereon, on substantially the same terms described above, subject to shareholder approval of such issuance in accordance with NYSE Amex rules. The affiliate debt holders include Frost Gamma Investments Trust, Vector Group Ltd., a principal shareholder of the Company, Mr. Lampen, Mr. Andrews, Lafferty Ltd., a principal shareholder of the Company and IVC Investments, LLLP, an entity affiliated with Mr. Glenn Halpryn, a director of the Company, and Betts & Scholl, LLC, and entity affiliated with Dennis Scho ll, a director of the Company (principal amount, but not accrued but unpaid interest thereon).

If the Company sells or grants any option to purchase or any right to reprice, or otherwise dispose of or issue (or announce any sale, grant or any option to purchase or other disposition), any common stock or common stock equivalents entitling any person to acquire common stock at an effective price per share that is lower than the then conversion price of the Series A Preferred Stock, the holders of the Series A Preferred Stock and 2011 Warrants will be entitled to an adjusted conversion price and additional shares of common stock upon exercise the 2011 Warrants.

The Company agreed to register for resale the shares of common stock issuable upon conversion of the Series A Preferred Stock and the exercise of the 2011 Warrants.

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Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

(a) ***Evaluation of Disclosure Controls and Procedures*** **.**

We maintain disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) that are designed to ensure that information that would be required to be disclosed in Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial Officer (our Principal Executive Officer and Principal Financial Officer, respectively), as appropriate, to allow timely decisions regarding required disclosure.

As of March 31, 2011, we carried out an evaluation, under the supervision and with the participation of our management, including the Principal Executive Officer and Principal Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on the foregoing, our Principal Executive Officer and Principal Financial Officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this Annual Report.

(b) ***Management's Report on Internal Control over Financial Reporting***

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. As defined in the securities laws, internal control over financial reporting is a process designed by, or under the supervision of, our Principal Executive and Principal Financial Officers and effected by our Board of Directors, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recor ded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the effectiveness of the internal controls over financial reporting (as defined in Rule 13a-15(f) promulgated under the Exchange Act) as of March 31, 2011, based on the framework in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Management, including the Principal Executive and Principal Financial Officers, based on their evaluation of our internal control over financial reporting, have concluded that our internal control over financial reporting was effective as of March 31, 2011.

(c) ***Changes in Internal Control over Financial Reporting***

There have been no changes in our internal control over financial reporting that occurred in the fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this Item 10 is incorporated by reference from our definitive proxy statement for our 2011 annual meeting of shareholders, which will be filed no later than 120 days after March 31, 2011.

Item 11. Executive Compensation

The information required by this Item 11 is incorporated by reference from our definitive proxy statement for our 2011 annual meeting of shareholders, which will be filed no later than 120 days after March 31, 2011.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters

Information regarding equity compensation plans is set forth in Item 5 of this annual report on Form 10-K and is incorporated herein by reference.

The other information required by this Item 12 is incorporated by reference from our definitive proxy statement for our 2011 annual meeting of shareholders, which will be filed no later than 120 days after March 31, 2011.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item 13 is incorporated by reference from our definitive proxy statement for our 2011 annual meeting of shareholders, which will be filed no later than 120 days after March 31, 2011.

Item 14. Principal Accounting Fees and Services

The information required by this Item 14 is incorporated by reference from our definitive proxy statement for our 2011 annual meeting of shareholders, which will be filed no later than 120 days after March 31, 2011.

PART IV

Item 15. Exhibits, Financial Statement Schedules

(a) The following documents are filed as part of this Report:

1. Financial Statements — See Index to Financial Statements at Item 8 on page [•] of this annual report on Form 10-K.

2. Financial Statement Schedules — Omitted because they are not applicable or not required.

3. Exhibits — The following exhibits are filed as part of, or incorporated by reference into, this annual report on Form 10-K:

(b) Exhibit Number	Exhibit
2.1	Asset Purchase Agreement, dated as of September 21, 2009, by and between Castle Brands Inc. and Betts & Scholl, LLC (incorporated by reference to Exhibit 2.1 to our current report on Form 8-K filed with the SEC on September 22, 2009)
2.2	Agreement and Plan of Merger dated February 9, 2010 between Castle Brands Inc., a Delaware corporation, and Castle Brands (Florida) Inc., a Florida corporation (incorporated by reference to Exhibit 2.1 to our current report on Form 8-K filed with the SEC on February 12, 2010)
3.1	Composite Articles of Incorporation of the Company (incorporated by reference to Exhibit 4.1 to our Post-Effective Amendment No. 1 to Form S-8 (File No. 333-160380) filed with the SEC on March 10, 2010)
3.2	Articles of Amendment to Articles of Incorporation Designating the Preferences, Rights and Limitations of 10% Series A Convertible Preferred Stock of the Company (incorporated by reference to Exhibit 3.1 to our current report on Form 8-K filed with the SEC on June 9, 2011)
3.3	Bylaws of the Company (incorporated by reference to Appendix E to our definitive proxy statement on Schedule 14A filed with the SEC on December 30, 2009)

4.1	Form of Common Stock Certificate (incorporated by reference to Exhibit 4.3 to our Post-Effective Amendment No. 1 to Form S-8 (File No. 333-160380) filed with the SEC on March 10, 2010)
4.2	Secured Non-negotiable Promissory Note, dated as of September 21, 2009, made by Castle Brands Inc. in favor of Betts & Scholl, LLC (incorporated by reference to Exhibit 4.1 to our current report on Form 8-K filed with the SEC on September 22, 2009)
4.3	Security Agreement, dated as of September 21, 2009, by and between Castle Brands Inc. and Betts & Scholl, LLC (incorporated by reference to Exhibit 4.2 to our current report on Form 8-K filed with the SEC on September 22, 2009)
4.4	Credit Agreement, dated as of December 30, 2009, by and among Castle Brands Inc., Frost Gamma Investments Trust, Vector Group Ltd., Lafferty Ltd., Mark E. Andrews, III, IVC Investors, LLLP, Jacqueline Simkin Trust As Amended and Restated 12/16/2003, and Richard J. Lampen, including the note to be issued there under (incorporated by reference to Exhibit 4.1 to our current report on Form 8-K filed with the SEC on December 30, 2009)
4.5	Security Agreement, dated as of December 30, 2009 by and among Castle Brands Inc., Frost Gamma Investments Trust, Vector Group Ltd., Lafferty Ltd., Mark E. Andrews, III, IVC Investors, LLLP, Jacqueline Simkin Trust As Amended and Restated 12/16/2003, and Richard J. Lampen, including the note to be issued there under (incorporated by reference to Exhibit 4.2 to our current report on Form 8-K filed with the SEC on December 30, 2009)
4.6	Note, dated as of June 21, 2010, made by the Company in favor of Frost Gamma Investments Trust (incorporated by reference to Exhibit 4.1 to the Company's current report on Form 8-K filed with the SEC on June 21, 2010).
4.7	Form of Note, dated as of December 27, 2010, made by the Company (incorporated by reference to exhibit 4.1 to our current report on Form 8-K filed with the SEC on December 28, 2010).
4.8	Letter Agreement dated December 27, 2010 between the Company and Betts & Scholl, LLC (incorporated by reference to exhibit 4.2 to our current report on Form 8-K filed with the SEC on December 28, 2010)
10.1	Export Agreement, dated as of February 14, 2005 between Gosling Partners Inc. and Gosling's Export (Bermuda) Limited(1)(2)
10.2	Amendment No. 1 to Export Agreement, dated as of February 18, 2005, by and among Gosling-Castle Partners Inc. and Gosling's Export (Bermuda) Limited(1)(2)
10.3	National Distribution Agreement, dated as of September 3, 2004, by and between Castle Brands (USA) Corp. and Gosling's Export (Bermuda) Limited(1)(2)
10.4	Subscription Agreement, dated as of February 18, 2005, by and between Castle Brands Inc. and Gosling-Castle Partners Inc.(1)
10.5	Stockholders' Agreement, dated February 18, 2005, by and among Gosling-Castle Partners Inc. and the persons listed on Schedule I thereto (1)
10.6	Agreement, dated as of January 12, 2011, between Pallini Internazionale S.r.L. and Castle Brands (USA) Corp. (incorporated herein by reference to Exhibit 10.1 to our current report on Form 8-K filed with the SEC on January 18, 2011) (2)
10.7	Supply Agreement, dated as of January 1, 2005, between Irish Distillers Limited and Castle Brands Spirits Group Limited and Castle Brands (USA) Corp.(1)(2)
10.8	Amendment No. 1 to Supply Agreement, dated as of September 20, 2005, to the Supply Agreement, dated as of January 1, 2005, among Irish Distillers Limited and Castle Brands Spirits Group Limited and Castle Brands (USA) Corp.(1)
10.9	Amended and Restated Worldwide Distribution Agreement, dated as of April 16, 2001, by and between Great Spirits Company LLC and Gaelic Heritage Corporation Limited(1)
10.10	Letter Agreement, dated November 7, 2008, between Castle Brands Inc. and Vector Group Ltd. (incorporated by reference to Exhibit 10.1 to our current report on Form 8-K filed with the SEC on November 12, 2008)
10.11	Form of Indemnification Agreement to be entered into with directors (incorporated by reference to Exhibit 10.3 to our current report on Form 8-K filed with the SEC on October 14, 2008)
10.12	Form of Indemnification Agreement to be entered into with directors (incorporated by reference to Exhibit 10.54 to our Registration Statement on Form S-1 (File No. 333-128676), which was declared effective on April 5, 2006 ("2006 Form S-1")

10.13	Form of Castle Brands Inc. Stock Option Grant Agreement (incorporated by reference to Exhibit 10.1 to our current report on Form 8-K filed with the SEC on June 16, 2006)#
10.14	Stock Purchase Agreement, dated as of October 12, 2006, among Chester F. Zoeller III, Brittany Lynn Zoeller Carlson and Beth Allison Zoeller Willis and the Company (incorporated herein by reference to Exhibit 10.1 to our current report on Form 8-K filed with the SEC on October 16, 2006)
10.15	Form of Warrant (incorporated herein by reference to Exhibit 10.65 to our quarterly report on Form 10-Q filed with the SEC on November 14, 2006)
10.16	Amended and Restated Employment Agreement, dated as of November 13, 2007, between Castle Brands Inc. and Alfred J. Small (incorporated herein by reference to Exhibit 10.2 to our current report on Form 8-K filed with the SEC on November 13, 2007)#
10.17	Third Amended and Restated Employment Agreement, effective as of February 26, 2010, by and between Castle Brands Inc. and Mark Andrews (incorporated by reference to Exhibit 10.1 to our current report on Form 8-K filed with the SEC on March 1, 2010)#
10.18	Amended and Restated Employment Agreement, effective as of May 2, 2005, by and between Castle Brands Inc. and T. Kelley Spillane (1)#
10.19	Amendment to Amended and Restated Employment Agreement, dated as of May 6, 2010, between Castle Brands Inc. and Alfred J. Small (incorporated herein by reference to Exhibit 10.2 to our current report on Form 8-K filed with the SEC on May 7, 2010)#
10.20	Amendment to Amended and Restated Employment Agreement, dated as of May 6, 2010, by and between Castle Brands Inc. and T. Kelley Spillane (incorporated herein by reference to Exhibit 10.1 to our current report on Form 8-K filed with the SEC on May 7, 2010)#
10.21	Form of Warrant issued by Castle Brands Inc. to the investors in connection with the April 2007 private offering (incorporated herein by reference to Exhibit 10.1 to our current report on Form 8-K filed with the SEC on April 20, 2007)
10.22	Agreement, dated as of February 4, 2008, by and between Autentica Tequilera S.A. de C.V. and Castle Brands (USA) Corp. (incorporated by reference to Exhibit 10.74 to our quarterly report on Form 10-Q filed with the SEC on February 14, 2008)(2)
10.23	Castle Brands Inc. 2003 Stock Incentive Plan, as amended, incorporated by reference to Exhibit 10.29 to our 2006 Form S-1)#
10.24	Amendment to Castle Brands Inc. 2003 Stock Incentive Plan (incorporated by reference to Exhibit 10.30 to our 2006 Form S-1)#
10.25	Amendment No. 2 to Castle Brands Inc. 2003 Stock Incentive Plan (incorporated by reference to Exhibit 10.24 to our annual report on Form 10-K for the fiscal year ended March 30, 2009 filed with the SEC on June 29, 2009)#
10.26	Amended and Restated Warrant Agreement, dated September 27, 2005, by and between Castle Brands Inc. and Keltic Financial Partners, LP (incorporated by reference to Exhibit 10.52 to our 2006 Form S-1)
10.27	Form of Restricted Stock Agreement (incorporated by reference to Exhibit 10.5 to our quarterly report on Form 10-Q filed with the SEC on February 17, 2009)#
10.28	Amendment No. 2 to Bottling and Services Agreement, dated as of July 23, 2009, by and between Terra Limited and Castle Brands Spirits Company Limited (incorporated by reference to Exhibit 10.1 to our current report on Form 8-K filed on July 29, 2009)(2)
10.29	Employment Agreement, made as of January 24, 2008, by and between Castle Brands Inc. and John S. Glover (incorporated by reference to Exhibit 10.28 to Amendment No. 1 to our annual report on Form 10-K filed with the SEC on July 29, 2009)#
21.1	List of Subsidiaries*
23.1	Consent of EisnerAmper LLP*
31.1	Certification of CEO Pursuant to Rule 13a-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
31.2	Certification of CFO Pursuant to Rule 13a-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
32.1	Certification of CEO and CFO Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

*	Filed herewith
#	Management Compensation Contract
(1)	Incorporated by reference to the exhibit with the same number to our 2006 Form S-1.
(2)	Confidential portions of this document are omitted pursuant to a request for confidential treatment that has been granted by the Commission, and have been filed separately with the Commission.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on June 29, 2011.

CASTLE BRANDS INC.

By: /s/ ALFRED J. SMALL
Alfred J. Small
Senior Vice President, Chief Financial Officer, Secretary and Treasurer (Principal Financial Officer and Principal Accounting Officer)

POWER OF ATTORNEY

Each individual whose signature appears below constitutes and appoints each of Richard J. Lampen and Alfred J. Small, such person's true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for such person and in such person's name, place and stead, in any and all capacities, to sign any and all amendments to this report on Form 10-K, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that any said attorney-in -fact and agent, or any substitute or substitutes of any of them, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ RICHARD J. LAMPEN Richard J. Lampen	President and Chief Executive Officer and Director (Principal Executive Officer)	June 29, 2011
/s/ ALFRED J. SMALL Alfred J. Small	Senior Vice President, Chief Financial Officer, Secretary and Treasurer (Principal Financial Officer and Principal Accounting Officer)	June 29, 2011
/s/ MARK ANDREWS Mark Andrews	Director	June 29, 2011
/s/ JOHN F. BEAUDETTE John F. Beaudette	Director	June 29, 2011
/s/ HENRY C. BEINSTEIN Henry C. Beinstein	Director	June 29, 2011
/s/ HARVEY P. EISEN Harvey P. Eisen	Director	June 29, 2011
/s/ PHILLIP FROST, M.D. Phillip Frost, M.D.	Director	June 29, 2011
/s/ GLENN L. HALPRYN Glenn L. Halpryn	Director	June 29, 2011
/s/ MICAELA PALLINI Micaela Pallini	Director	June 29, 2011
/s/ STEVEN D. RUBIN Steven D. Rubin	Director	June 29, 2011
/s/ DENNIS SCHOLL Dennis Scholl	Director	June 29, 2011

CORPORATE INFORMATION

OFFICERS

Richard J. Lampen
President and Chief Executive Officer

John S. Glover
Chief Operating Officer

T. Kelley Spillane
Senior Vice President—US Sales

Alfred J. Small
Senior Vice President, Chief Financial Officer, Treasurer and Secretary

DIRECTORS

Mark Andrews, *Chairman*
John F. Beaudette
Henry C. Beinstein
Harvey P. Eisen
Phillip Frost, M.D.
Glenn L. Halpryn
Richard J. Lampen
Micaela Pallini, Ph.D.
Steven D. Rubin
Dennis Scholl

TRANSFER AGENT

Continental Stock Transfer and Trust Company
17 Battery Place, 8th Floor
New York, NY 10004
212.509.4000

CORPORATE HEADQUARTERS

122 East 42nd Street
Suite 4700
New York, NY 10168
646.356.0200

COMMON STOCK

Castle Brands Inc.'s common stock trades on the NYSE Amex under the symbol ROX.

AUDITORS

EisnerAmper LLP
New York

COUNSEL

Greenberg Traurig, P.A.
Miami

ANNUAL REPORT ON FORM 10-K

Copies of our Annual Report on Form 10-K, as amended, for the fiscal year ended March 31, 2011 can be accessed via our website at: http://investor.castlebrandsinc.com/annuals.cfm

ADDITIONAL INFORMATION

Copies of our filings with the U.S. Securities and Exchange Commission and other information may be obtained at our investor relations website: http://investor.castlebrandsinc.com/ or by contacting:

Castle Brands Inc.
122 East 42nd Street
Suite 4700
New York, NY 10168
Attention: Investor Relations
646.356.0200